EDGAR Submission Header Summary

Submission Form Type	**NT-NCSR**
Period of Report	**09-30-2016**
Filer	**Pear Tree Funds**
CIK	**0000722885**
CCC	**xxxxxxxx**
Selected Exchanges	
Exchange	**NONE**
Confirming Copy	**Off**
Investment Company Type	**N-1A**
Co-Registrants	
Submission Contact	**Deborah Kessinger**
Contact Phone Number	**781-676-5965**
Documents	**18**
Emails	**dkessinger@peartreefund**

Documents

NT-NCSR	**ncsr9302016.htm**
	Pear Tree Funds Semi-Ann
EX-99.CERT	**certifications.htm**
	Certifications
EX-99.906 CERT	**sec906cert.htm**
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number

Pear Tree Funds
(Exact name of registrant as specified in charter)

55 Old Bedford Road, Lincoln, MA 01773
(Address of principal executive offices)

Willard L. Umphrey
Pear Tree Advisors, Inc.
55 Old Bedford Road, Lincoln, MA 01773
(Name and address of agent for service)

Registrant's telephone number, including area code: **(781) 676-5900**

Date of fiscal year end: **March 31**

Date of reporting period: **April 1, 2016 through September 30, 201**

ITEM 1. REPORTS TO SHAREOWNERS.



 PEAR TREE®





SEMI-ANNUAL REPORT
SEPTEMBER 30, 2016

U.S. EQUITY FUNDS
PEAR TREE POLARIS SMALL CAP FUND
PEAR TREE QUALITY FUND

INTERNATIONAL EQUITY FUNDS
PEAR TREE PANAGORA EMERGING MARKETS FUND*
PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND
PEAR TREE POLARIS FOREIGN VALUE FUND
PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND

*This fund changed its name to Pear Tree PanAgora Emerging Markets Fund as of April 1, 2016.

PEAR TREE FUNDS

Pear Tree Polaris Small Cap Fund
Pear Tree Quality Fund
Pear Tree PanAgora Emerging Markets Fund
Pear Tree PanAgora Risk Parity Emerging Markets Fund
Pear Tree Polaris Foreign Value Fund
Pear Tree Polaris Foreign Value Small Cap Fund
SEMI-ANNUAL REPORT
September 30, 2016

TABLE OF CONTENTS

President's Letter
Fund Expenses
Portfolio Manager Commentaries
Pear Tree Polaris Small Cap Fund
Pear Tree Quality Fund
Pear Tree PanAgora Emerging Markets Fund
Pear Tree PanAgora Risk Parity Emerging Markets Fund
Pear Tree Polaris Foreign Value Fund
Pear Tree Polaris Foreign Value Small Cap Fund
Schedules of Investments
Pear Tree Polaris Small Cap Fund
Pear Tree Quality Fund
Pear Tree PanAgora Emerging Markets Fund
Pear Tree PanAgora Risk Parity Emerging Markets Fund
Pear Tree Polaris Foreign Value Fund
Pear Tree Polaris Foreign Value Small Cap Fund
Statements of Assets and Liabilities
Statements of Operations
Statements of Changes in Net Assets
Financial Highlights
Notes to Financial Statements
Information for Shareholders
Management Contract and Advisory Contract Approval
Service Providers

This report must be preceded or accompanied by a current Pear Tree Funds prospectus for individuals who are not cur shareholder of a Pear Tree Fund, you should read the prospectus carefully before investing because it contains more co objectives, risks, charges and expenses. Please consider this information carefully. For a prospectus and other informat

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Neither Pear Tree Funds nor U.S. Boston Capital Corporation is a bank.

Dear Fellow Shareholder,

We are pleased to provide you with the Pear Tree Funds' Semi-Annual Report for the six-month period ended September 30, 2 performance of the Pear Tree Funds.

For current performance information, please visit our website at www.peartreefunds.com. We thank you for your continued co at feedback@peartreefunds.com or call us at 800-326-2151 with any questions or for assistance on your account.

Sincerely,

Willard Umphrey
President and Chairman

Any statements in this report regarding market or economic trends or the factors influencing the historical or future performan Investment Manager and the Fund's sub-advisers as of the date of this report. These views are subject to change at any time bas and the subadvisors to the Funds disclaim any responsibility to update such views. These views may not be relied upon as inv of any Pear Tree Fund. Any references to specific securities are not recommendations of such securities and may not be repres investments.

Past performance is no guarantee of future results, and there is no guarantee that market forecasts will be realized.

FUND EXPENSES

We believe it's important for Fund shareholders to have a clear understanding of fund expenses and the impact expenses have about each Fund's Expense Example, which appears below.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management f Fund expenses. The example is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to c mutual funds. These examples are based on $1,000 being invested at the beginning of the period and held for the entire period

Actual Expenses

The first line for each Share Class for each Fund provides information about actual account returns and actual expenses. You n you invested for that Fund and Share Class, to estimate the expenses that you paid over the period. To estimate the expenses y $1,000, then multiply the result by the number under the heading "Expenses Paid During the Period."

Hypothetical Example for Comparison Purposes

The second line for each Share Class for each Fund shows you hypothetical account values and hypothetical expenses based o of 5% per year before expenses, which is not the Fund's actual return.

The hypothetical account values and hypothetical expenses may not be used to estimate the actual ending account balance or e only to compare the ongoing expenses of investing in the Fund with the ongoing expenses of other funds. To do so, compare examples that appear in the shareholder reports of other funds.

Expense Example for the 6 months ended September 30, 2016

Pear Tree Fund	Share Class	Total Return Description	Beginning Account Value 4/1/2016	Ending Account 9/30/2
Small Cap	Ordinary	Actual	$1,000.00	$1,09
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,09
		Hypothetical	$1,000.00	$1,01
Quality	Ordinary	Actual	$1,000.00	$1,05
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,05
		Hypothetical	$1,000.00	$1,01
Emerging Markets	Ordinary	Actual	$1,000.00	$1,04
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,05
		Hypothetical	$1,000.00	$1,02
Risk Parity Emerging Markets	Ordinary	Actual	$1,000.00	$1,02
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,02
		Hypothetical	$1,000.00	$1,01
Foreign Value	Ordinary	Actual	$1,000.00	$1,05
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,05
		Hypothetical	$1,000.00	$1,01
Foreign Value Small Cap	Ordinary	Actual	$1,000.00	$1,06
		Hypothetical	$1,000.00	$1,01
	Institutional	Actual	$1,000.00	$1,06
		Hypothetical	$1,000.00	$1,01

*   "Expenses Paid" for each Fund share class relating to actual or hypothetical returns, is the amount equal to the pro
for the six-month period ended September 30, 2016, multiplied by (b) the corresponding "Annualized Expense Ra
six-month period covered by this report).

PEAR TREE POLARIS SMALL CAP FUND
(formerly Pear Tree Columbia Small Cap Fund)

INVESTMENT PROFILE
All Data as of September 30, 2016

Investment Commentary

For the semi-annual period ended September 30, 2016, the Pear Tree Polaris Small Cap Fund's Ordinary Shares (the "Fund") u
"Index"). The Fund had a return of 9.63% compared to 13.19% for the Index.

Market Conditions and Investment Strategies

Fund Information

Net Assets Under Management	$100.7 Million	
Number of Companies	58	
Price to Book Ratio	2.2	
Price to Earnings Ratio	20.7	
	Ordinary	Instituti
Total Expense Ratio (Gross)*	1.47%	
Total Expense Ratio (Net)*	1.47%	
Ticker Symbol	USBNX	

*   per prospectus dated August 1, 2016. See financial highlights for total expense ratios for the six months ended Septe

Over the past six months, the U.S. economy grew steadily, with higher consumer spending, record household net worth and a s
raise interest rates. This news buoyed U.S. financials and most cyclical sector holdings, including Industrials and Information

Industrial stocks held by the Fund, Tutor Perini, Greenbrier Companies and Trex Company, were among the top contributors to
Perini had double-digit gains, backed by increasing building revenues, strong order books and better operating performance. V
Trex Company benefitted from the improved U.S. housing market.

In Information Technology, recent Fund purchase Bel Fuse Inc. had impressive results, as the electronic components manufact
and returned to profitability following the Power-One acquisition. In Real Estate, EPR Properties was up more than 20%, seer
company thrives due to its specialization in three high-growth, trending REIT properties types — entertainment, recreation and

Pizza restaurant chain, Papa John's, had strong returns after reporting stable U.S. business and international growth. These gain
Discretionary sector, namely Motorcar Parts of America. Slower U.S. auto sales impacted market suppliers. IMAX was down
quarter, due mainly to fewer blockbuster hits in theaters.

Weather conditions in Texas halted construction projects that involved U.S. Concrete Inc. The company reported weaker earni
projects resume.

Portfolio Changes

During the semi-annual period, the Fund exited seven companies, many of which reached our sell targets. Others were replace
Among the new purchases were Puerto Rico-based EVERTEC, Inc. and OFG Bancorp. The Fund also invested in BelFuse Inc
global developer of animal health and mineral nutrition products.

A Look Ahead

The U.S. small cap market shows progression, although volatility may be expected. We will capitalize on tumultuous periods t
undervalued companies that align with the Fund's valuation profile. Currently, cyclical sector stocks and non-bank Financials
defensive companies worth consideration. We expect to continue repositioning the portfolio, adding new stocks that will lead

The Fund's lead portfolio manager is Bernard R. Horn, Jr. of Polaris Capital Management, LLC.

Top 10 Holdings

Percentage of total net assets
Ameris Bancorp
EPR Properties
Natus Medical, Inc.
Ferro Corporation
IMAX Corporation
Integrated Device Technology, Inc.
Physicians Realty Trust
Kforce, Inc.
Regal Entertainment Group
Bel Fuse Inc., Class B

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets
Financials
Consumer Discretionary
Industrials
Information Technology
Real Estate
Health Care
Materials
Utilities
Energy
Telecommunication Services
CASH + other assets (net)

Value of a $10,000 Investment
Pear Tree Polaris Small Cap (PTSC) Ordinary Shares vs.
Russell 2000 Index



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Year
Ordinary Shares	6.90%	9.63%	15.15%	12.40%
Institutional Shares[1]	6.96%	9.77%	15.38%	12.68%
Russell 2000[2]	9.05%	13.19%	15.47%	15.82%

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The Russell 2000 Index is a market capitalization-weighted index of 2,000 small cap company stocks. It is widely recognize
stocks. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You c
performance purposes, the beginning date of the Index is 08/3/92. Russell 2000 is a registered mark of the LSE Group.

Small company stocks may trade less frequently and in a limited volume, and their prices may fluctuate more than stock
therefore be more vulnerable to adverse developments than those of larger companies. The Fund may invest in issuers i
economic downturns can have a significant negative effect on these issuers. The Fund may invest in foreign issuers tha
subject to special risks including different corporate governance rules and bankruptcy laws.

The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. volatility than diversified funds. As a result, a decline in the value of the securities of one issuer could have a significan significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk. companies in a particular industry can hurt the prices of all stocks in that industry.

PEAR TREE QUALITY FUND

INVESTMENT PROFILE

All Data as of September 30, 2016

Investment Commentary

For the semi-annual period ended September 30, 2016, the Pear Tree Quality Fund's Ordinary Shares (the "Fund") underperformed its benchmark, S&P 500T (the "Index"). The Fund achieved a return of 5.82% at net asset value compared to 6.40% for the Index.

Market Conditions and Investment Strategies

Fund Information

Net Assets Under Management
Number of Companies
Price to Book Ratio
Price to Earnings Ratio

Total Expense Ratio (Gross)*
Total Expense Ratio (Net)*
Ticker Symbol

*   per prospectus dated August 1, 2016. See financial hi September 30, 2016.

The Fund's investment manager currently chooses securities for the Fund by periodically selecting a mutual fund (the "Target l Fund's investment adviser, at the direction of the investment manager, rebalances the Fund's portfolio to correspond to the Tar From April 1, 2016 to September 30, 2016, the Fund's Ordinary Shares, when compared to the Target Portfolio, had a trackin

During the semi-period, the Healthcare sector was the largest positive contributor to the Fund's performance, due to stock sele Discretionary sector also contributed to performance.

The greatest detractors from performance came from sector selection in the Consumer Staples, Energy and Financial secto detracted from performance.

Portfolio Changes

We expect the Fund to have a relatively low turnover rate given the historical stability and relatively low turnover rate of the

For the semi-period ended September 30, 2016, the Fund rebalanced the holdings twice to replicate the publicly disclosed resulted in the sale of twelve positions. Also as a result of the rebalances, the Fund opened new positions in two companies; o

A Look Ahead

For the foreseeable future, the Fund's investment manager expects the Target Portfolio to remain the same. For more informati Fund's Prospectus.

Fund trading execution is overseen by Robert von Pentz, CFA of Columbia Partners, L.L.C. Investment Management.

Top 10 Holdings

Percentage of total net assets
Microsoft Corporation
Johnson & Johnson
Procter & Gamble Company (The)
Oracle Corporation
Cisco Systems, Inc.
Philip Morris International, Inc.
Alphabet Inc.
Apple, Inc.
Coca-Cola Company (The)
QUALCOMM Incorporated

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets
Information Technology
Consumer Staples
Health Care
Industrials
Consumer Discretionary
Financials
Materials
Telecommunication Services
Energy
Utilities
CASH + other assets (net)

Value of a $10,000 Investment
Pear Tree Quality (PTQ) Ordinary Shares vs.
S&P 500 Index



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Year
Ordinary Shares	3.23%	5.82%	17.26%	13.69%
Institutional Shares[1]	3.27%	5.95%	17.47%	14.06%
S & P 500[2]	3.85%	6.40%	15.43%	16.37%

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The S&P 500 Index is an unmanaged index of stocks chosen for their size and industry characteristics. It is widely recognize returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest the beginning date for the Index is 05/29/85. S&P 500 Index is a registered mark of Standard & Poor's.

Securities issued by large-cap companies tend to be less volatile than securities issued by smaller companies. Larger co of successful smaller companies, and may be unable to respond as quickly to competitive challenges.

Investing in foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, politica perform differently than the U.S. market.

The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. volatility than diversified funds. As a result, a decline in the value of the securities of one issuer could have a significan significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk. companies in a particular industry can hurt the prices of all stocks in that industry.

PEAR TREE PANAGORA EMERGING MARKETS FUND

INVESTMENT PROFILE

All Data as of September 30, 2016

Investment Commentary

For the semi-annual period ended September 30, 2016, Pear Tree PanAgora Emerging Markets Fund's Ordinary Shares (the "Fund"), under-performed its benchmark, The MSCI Emerging Markets Index (the "Index"). The Fund achieved a return of 4.96% at net asset value compared to 10.02% for the Index.

Market Conditions and Investment Strategies

Fund Information

Net Assets Under Management	$126.0 N
Number of Companies	156
Price to Book Ratio	2.0
Price to Earnings Ratio	13.4
	Ordinary
Total Expense Ratio (Gross)*	1.74%
Total Expense Ratio (Net)*	1.52%
Ticker Symbol	QFFOX

*   per prospectus dated August 1, 2016. See financial high September 30, 2016.

On a country basis, the largest detractors were the United States (3.43%) and Brazil (0.92%). Among holdings in the United S Parity Emerging Markets Fund, while among holdings in Brazil, the largest detractor was not holding Petrobras. The largest In Among holdings in Mexico, the largest contributor was not holding America Movil SAB, while among holdings in Malaysia, t BHD.

On a sector basis, the largest detractors were Information Technology (2.18%) and Energy (0.57). Among holdings in Informa Holdings Ltd., while among holdings in Energy, the largest detractor was an overweight in Tupras-Turkiye Petrol Rafine. The Services 0.75% and Consumer Staples 0.50%. Among holdings in Telecom Services, the largest contributor was an overweigh holdings in Consumer Staples, the largest contributor was an overweight in PT Indofood CBP Sukses Makmur Tbk.

Portfolio Changes

There were no significant portfolio changes during the semi-annual period ending September 30, 2016.

Outlook

As a quantitative investment firm, PanAgora tends not to provide strategy-specific forward looking commentary. It believes th portfolio of its highest conviction of ideas to all of its clients.

The Fund's portfolio is managed by Edward Qian, Ph.D., CFA Mark Barnes and Nick Alonso of PanAgora Asset Mana

PI

Top 10 Holdings

Percentage of total net assets

Pear Tree PanAgora Risk Parity Emerging Markets Inst.
PT Telekomunikasi Indonesia Persero Tbk
Emirates Telecommunications Group Co. P.J.S.C.
Uni-President Enterprises Corporation
PT Indofood CBP Sukses Makmur Tbk
KT&G Corporation
PT Gudang Garam Tbk
Qatar Gas Transport Company Limited (Nakilat) Q.S.C.
Globe Telecom, Inc.
AAC Technologies Holdings Inc.

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets

Mutual Funds*
Telecommunication Services
Consumer Staples
Information Technology
Energy
Consumer Discretionary
Financials
Materials
Utilities
Industrials
Health Care
Real Estate
CASH + other assets (net)

Top 10 Country Allocations

Percentage of total net assets

South Korea
Indonesia
Taiwan
Hong Kong
China
India
Russia
South Africa
United Arab Emerates
Qatar

Value of a $10,000 Investment
*Pear Tree PanAgora Emerging Markets (PTEM) Ordinary
Shares vs. MSCI EM Index*



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Year
Ordinary Shares	5.12%	4.96%	9.99%	1.93%
Institutional Shares[1]	5.15%	5.04%	10.24%	2.19%
MSCI EM[2]	9.15%	10.02%	17.21%	3.39%

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The MSCI Emerging Markets ("MSCI EM") Index is an unmanaged index comprised of stocks located in countries other tha of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do no Index. For comparative performance purposes, the beginning date for the Index is 09/30/94.

3 "Top 10 Holdings", "Sector Allocation", and "Top 10 Country Allocation" reflect the direct and indirect (through the Fund's Markets Fund) securities holdings.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increase economic developments and can perform differently than the U.S. market.

PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND

INVESTMENT PROFILE

All Data as of September 30, 2016

Investment Commentary

For the semi-annual period ended September 30, 2016, the Pear Tree PanAgora Risk Parity Emerging Markets Fund's Ordinary Shares (the "Fund") underperformed its benchmark, The MSCI Emerging Markets Index (the "Index"). The Fund achieved a return of 2.07% at net asset value compared to 10.02% for the Index.

Market Conditions and Investment Strategies

Fund Information

Net Assets Under Management
Number of Companies
Price to Book Ratio
Price to Earnings Ratio

Total Expense Ratio (Gross)
Total Expense Ratio (Net)
Ticker Symbol

*   per prospectus dated August 1, 2016. See f
    months ended September 30, 2016.

On a country basis, the largest detractors were China (1.13%) and Poland (0.93%). Among holdings in China, the largest detra among holdings in Poland, the largest detractor was an overweight to Grupa Azoty SA. The largest contributors during the pe holdings in South Africa, the largest contributor was an underweight to Steinhoff International Holdings NV, while among hol Companhia de Minas Buenaventura. S.A.

On a sector basis, the largest detractors were Information Technology (2.10%) and Financials (1.21%). Among holdings in In underweight to Tencent Holdings Ltd., while among holdings in Financials, the largest detractor was an underweight to China sectors in the period.

Portfolio Changes

There were no significant portfolio changes during the semi-annual period ending September 30, 2016.

Outlook

As a quantitative investment firm, PanAgora tends not to provide strategy-specific forward looking commentary. It believes th portfolio of its highest conviction of ideas to all of its clients.

The Fund's portfolio is managed by Edward Qian, Ph.D., CFA Mark Barnes and Nick Alonso of PanAgora Asset Mana

Top 10 Holdings

Percentage of total net assets
iPath MSCI India Index ETN
Emirates Telecommunications Group Co. P.J.S.C.
iShares MSCI India ETF
Qatar Electricity & Water Company Q.S.C.
Industries Qatar Q.S.C.
Qatar Gas Transport Company Limited (Nakilat) Q.S.C.
DP World Ltd.
Jollibee Foods Corporation
Universal Robina Corporation
America Movil S.A.B. Series L

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets
Financials
Telecommunication Services
Industrials
Consumer Staples
Consumer Discretionary
Materials
Utilities
Energy
Health Care
Real Estate
Information Technology
Exchange Traded Note
Exchange Traded Fund
CASH + other assets (net)

Top 10 Country Allocations

Percentage of total net assets
Indonesia
Taiwan
Philippines
Thailand
Malaysia
South Korea
Qatar
Mexico
Chile
South Africa

Value of a $10,000 Investment
Pear Tree PanAgora Risk Parity Emerging Markets
(PTRP) Ordinary Shares vs. MSCI EM Index



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Year
Ordinary Shares	3.50%	2.07%	9.67%	—
Institutional Shares[1]	3.48%	2.17%	9.97%	—
MSCI EM[2]	9.15%	10.02%	17.21%	—

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The MSCI Emerging Markets ("MSCI EM") Index is an unmanaged index comprised of stocks located in countries other tha of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do n Index. For comparative performance purposes, the beginning date for the Index is 06/27/2013.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increase economic developments and can perform differently than the U.S. market.

The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. volatility than diversified funds. As a result, a decline in the value of the securities of one issuer could have a significan significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk. companies in a particular industry can hurt the prices of all stocks in that industry.

PEAR TREE POLARIS FOREIGN VALUE FUND

INVESTMENT PROFILE

All Data as of September 30, 2016

Investment Commentary	**Fund Information**
For the semi-annual period ended September 30, 2016, Pear Tree Polaris Foreign Value Fund's Ordinary Shares (the "Fund") outperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund had a return of 5.58% at net asset value compared to 5.24% for the Index.	Net Assets Under Management Number of Companies Price to Book Ratio Price to Earnings Ratio
Market Conditions and Investment Strategies	Total Expense Ratio (Gross)*
We are pleased with the Fund's outperformance, with more than two thirds of individual stocks in positive territory. The	Total Expense Ratio (Net)* Ticker Symbol * per prospectus dated August 1, 2016 six months ended September 30, 2016.

majority of Materials holdings posted double-digit returns, including BHP Billiton, LANXESS, Linde AG, Solvay SA and Sh initiatives, including the acquisition of specialty chemicals and partial disposition of its synthetic rubber business. Solvay rep and performance chemical product lines.

Energy holding WorleyParsons returned in excess of 50% after the Australian engineering contractor announced cost reduction Konecranes' stock rose more than 45% after it received approval from U.S. and E.U. antitrust regulators to purchase the mater company also announced improved profits on the back of cost savings.

International Game Technology had solid second quarter results, backed by higher lottery sales in Italy and North America. H Consumer Discretionary sector. All of the Fund's U.K. homebuilders dropped immediately following the Brexit vote. In Consumer lackluster U.S. operations and increasing U.K. supermarket price competition.

Samsung Electronics advanced, notwithstanding the lithium battery problems. It reported its biggest operating profit in two ye Technology out-sourcer Infosys declined after lowering its annual sales forecast, as it faces competition from customizable int

Portfolio Changes

During the six-month period, the Fund exited Wincor Nixdorf and Rexlot Holdings. Sale proceeds were used to purchase Aus Puerto Rico-based bank Popular Inc. We believe the Commonwealth's largest bank is undervalued due to the local debt crisis Oversight, Management and Economic Stability Act.

Outlook

Global economies appear to be progressing, with improvements in most developed countries and select emerging markets lik persist as evidenced by Brexit. Such tumult may afford us the opportunity to purchase currently undervalued, but fundamentally valuation screens have pin-pointed attractive companies in Asia, Japan and the U.K., and in various cyclical sectors including and we expect to add new companies that may enhance the Fund's valuation profile and contribute to continued outperformanc

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC.

Top 10 Holdings

Percentage of total net assets

International Game Technology plc
Solvay S.A.
BHP Billiton plc
Lanxess AG
Linde Group (The)
Methanex Corporation
Persimmon plc
Bellway plc
Michelin (CGDE)
Standard Chartered plc

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets

Materials
Consumer Discretionary
Financials
Industrials
Energy
Telecommunication Services
Consumer Staples
Information Technology
Health Care
Utilities
Cash and Other Assets (Net)

Top 10 Country Allocations

Percentage of total net assets

Germany
United Kingdom
France
Sweden
Japan
Finland
Norway
Thailand
Australia
South Korea

Value of a $10,000 Investment

Pear Tree Polaris Foreign Value (PTFV) Ordinary Shares
vs. MSCI EAFE Index



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Year
Ordinary Shares	13.08%	5.58%	8.97%	9.89%
Institutional Shares[1]	13.16%	5.71%	9.23%	10.18%
MSCI EAFE[2]	6.50%	5.24%	7.06%	7.88%

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The MSCI Europe, Australia, and Far East ("MSCI EAFE") Index is an unmanaged index comprised of stocks in countries o representative of the general market for developed foreign markets. Index returns assume the reinvestment of dividends and, u cannot invest directly in an Index. For comparative performance purposes, the beginning date for the Index is 05/29/98.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increase economic developments and can perform differently than the U.S. market.

The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. volatility than diversified funds. As a result, a decline in the value of the securities of one issuer could have a significan significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk. companies in a particular industry can hurt the prices of all stocks in that industry.

PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND

INVESTMENT PROFILE

All Data as of September 30, 2016

Investment Commentary

For the semi-annual period ended September 30, 2016, Pear Tree Polaris Foreign Value Small Cap Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the MSCI ACWI ex USA Small Cap Index (the "Index"). The Fund had a return of 6.05% at net asset value compared to 7.22% for the Index.

Market Conditions and Investment Strategies

Fund Information

Net Assets Under Management

Number of Companies

Price to Book Ratio

Price to Earnings Ratio

Total Expense Ratio (Gross)*

Total Expense Ratio (Net)*

Ticker Symbol

*   per prospectus dated August 1, 2016. See fir months ended September 30, 2016.

The U.K. Brexit decision triggered a flight to safety in the June quarter, with defensive sectors like Utilities and Energy outper: dissipated and cyclicals returned to favor, with Industrial and Consumer Discretionary stocks rebounding. In sum total, the Fu six-month period. More noteworthy were the individual stock standouts that contributed to performance.

Energy holding Worley Parsons had gains in excess of 50%, as the Australian engineering company turned a profit on infrastru restructuring. Brazilian utility, Equatorial Energia, achieved double-digit returns on the back of rising volumes, lower energy

Among consumer discretionary holdings, Clicks Group Ltd and Ipsos Group saw their respective stock prices rise more than 3 Clicks Group's decision to acquire pharmacy and hospital retail shops from Netcare. French market research firm Ipsos repor Conversely, British home-builder, Crest Nicholson, had yet to recover from the Brexit turmoil. Hong Kong textile manufactur to falling cotton prices and slowing retail demand in China.

Similarly disparate returns were evidenced amongst Consumer Staples. Japan's Prima Meat Packers had greater than 40% gai products. Greencore Group was down on concerns about lackluster U.S. operations and increasing price competition amongst

Portfolio Changes

During the semi-annual period, the Fund exited nine companies, many of which reached expected valuation targets. Sale proce buy in Thailand, two in Taiwan and three in the U.K. The Fund also bought Spotless Group Holdings, an Australian facility se architecture/engineering firm.

Outlook

Global markets appear to be on a modestly positive trajectory, with improvements in select emerging markets and most devel capitalize on these spurts of tumult to gain entry to undervalued companies. Our valuation screens have pin-pointed small-cap Japan, as well as the U.K. with Brexit as the catalyst. We seek to add companies likely to enhance the Fund's valuation profile

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND

Top 10 Holdings
Percentage of total net assets
WorleyParsons Ltd.
Freenet AG
Dräegerwerk AG
Prima Meat Packers Ltd.
M1 Ltd.
Wetherspoon (J.D.) plc
IBJ Leasing Company, Limited
BBA Aviation plc
VTech Holdings Limited
Galliford Try plc

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation
Percentage of total net assets
Industrials
Consumer Discretionary
Financials
Information Technology
Consumer Staples
Telecommunication Services
Utilities
Materials
Health Care
Real Estate
Energy
CASH + other assets (net)

Top 10 Country Allocations
Percentage of total net assets
United Kingdom
Japan
Germany
Australia
Taiwan
Hong Kong
Thailand
Ireland
India
China

Value of a $10,000 Investment
Pear Tree Polaris Foreign Value Small Cap (PTFVSC)
Ordinary Shares vs. MSCI ACWI ex USA Small Cap Index



Average Annual Total Returns

	3Q 2016	Six Months	One Year	Five Ye
Ordinary Shares	8.67%	6.05%	7.94%	11.13%
Institutional Shares[1]	8.64%	6.21%	8.16%	11.39%
MSCI World ex USA Small Cap[2]	8.00%	7.22%	13.79%	8.99%

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribu

2 The MSCI ACWI ex USA Small Cap Index captures small cap representation across 22 of 23 Developed Markets (DM) cou
the index covers approximately 14% of the free float-adjusted market capitalization in each country. You cannot invest directl
beginning date of the Index is May 01, 2008.

*Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increase
economic developments and can perform differently than the U.S. market.*

*Small company stocks may trade less frequently and in a limited volume, and their prices may fluctuate more tha
therefore be more vulnerable to adverse developments than those of larger companies.*

*The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund.
volatility than diversified funds. As a result, a decline in the value of the securities of one issuer could have a significan
significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.
companies in a particular industry can hurt the prices of all stocks in that industry.*

PEAR TREE POLARIS SMALL CAP FUND

SCHEDULE OF INVESTMENTS

September 30, 2016 (Unaudited)

Common Stock—99.7%

AIRLINES—0.6%
  Spirit Airlines, Inc. (a)
AUTO COMPONENTS—1.2%
  Motorcar Parts of America, Inc. (a)
BANKS—23.1%
  Ameris Bancorp
  BNC Bancorp
  Brookline Bancorp, Inc.
  Bryn Mawr Bank Corporation
  Central Pacific Financial Corporation
  CoBiz Financial, Inc.
  Colony Bankcorp, Inc. (a)
  Dime Community Bancshares, Inc.
  F.N.B. Corporation
  International Bancshares Corporation
  OFG Bancorp
  Pinnacle Financial Partners, Inc.
  Southwest Bancorp, Inc.

BUILDING PRODUCTS—2.8%
  NCI Building Systems, Inc. (a)
  Trex Company, Inc. (a)

CAPITAL MARKETS—1.7%
  Hercules Capital, Inc.
CHEMICALS—2.6%
  Ferro Corporation (a)
COMMUNICATIONS EQUIPMENT—2.3%
  Bel Fuse, Inc. Class B
CONSTRUCTION & ENGINEERING—1.8%
  Tutor Perini Corporation (a)
CONSTRUCTION MATERIALS—1.2%
  U.S. Concrete, Inc. (a)(b)
DIVERSIFIED TELECOMMUNICATIONS -1.3%
  Fairpoint Communications, Inc. (a)
ELECTRIC UTILITIES—1.7%
  ALLETE, Inc.

EQUITY REAL ESTATE INVESTMENT TRUSTS (REITS)—12.8%
  Brandywine Realty Trust
  DuPont Fabros Technology, Inc.
  Education Realty Trust, Inc.
  EPR Properties
  Hersha Hospitality Trust
  Physicians Realty Trust
  Select Income Reit

HEALTH CARE EQUIPMENT & SUPPLIES—2.6%
  Natus Medical, Inc. (a)
HOTELS, RESTAURANTS & LEISURE—1.7%
  Papa Johns International, Inc.
INSURANCE—1.4%
  United Insurance Holdings Corporation
Internet Software & Services—1.4%
  Web.com Group, Inc. (a)
IT SERVICES—5.4%
  Alliance Data Systems Corporation (a)
  Cardtronics, Inc. (a)
  EVERTEC Inc
  Luxoft Holding, Inc. (a)

LIFE SCIENCES TOOLS & SERVICES—0.9%
  Cambrex Corporation (a)
MACHINERY—1.9%
  Greenbrier Companies, Inc. (The) (b)
MEDIA—9.8%
  Cinemark Holdings, Inc.
  Entravision Communications Corporation, Class A
  IMAX Corporation (a)
  National CineMedia, Inc.
  Regal Entertainment Group (b)

OIL, GAS & CONSUMABLE FUELS—1.6%
  Diamondback Energy, Inc. (a)
PHARMACEUTICALS—2.1%
  Phibro Animal Health Corporation

PROFESSIONAL SERVICES—2.4%
　Kforce, Inc.
ROAD & RAIL—2.3%
　Swift Transportation Company (a)(b)
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT—3.9%
　Integrated Device Technology, Inc. (a)
　Microsemi Corporation (a)

SOFTWARE—1.1%
　Verint Systems, Inc. (a)
SPECIALTY RETAIL—3.0%
　Asbury Automotive Group, Inc. (a)
　Restoration Hardware Holdings, Inc. (a)(b)

TEXTILES & APPAREL & LUXURY GOODS—1.6%
　Deckers Outdoor Corporation (a)
TRADING COMPANIES & DISTRIBUTORS—3.5%
　Air Lease Corporation
　WESCO International, Inc. (a)

TOTAL COMMON STOCK
　(Cost $78,023,381)
Short Term Investments—0.6%

Money Market—0.6%
　State Street Bank Institutional Liquid Reserves
　　(Cost $608,620)
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS
　PURCHASED WITH CASH COLLATERAL FROM SECURITIES
　LOANED)—100.3%
　(Cost $78,632,001)

INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—9.2 %
Money Market—9.2 %
  Western Asset Institutional Cash Reserves—Inst.
    (Cost $9,219,305)
TOTAL INVESTMENTS—109.5 %
    (Cost $87,851,306)
OTHER ASSETS & LIABILITIES (NET)—(9.5)%

NET ASSETS—100%
(a) Non-income producing security
(b) All or a portion of this security was out on loan.
(c) At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $7

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

      The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)
Financials
Consumer Discretionary
Industrials
Information Technology
Real Estate
Health Care
Materials
Utilities
Energy
Telecommunication Services
Cash and Other Assets (Net)

Industry sector diversification



Common Stock—98.3%

AEROSPACE & DEFENSE—0.6%
　United Technologies Corporation
BEVERAGES—3.5%
　Coca-Cola Company (The)
CHEMICALS—1.9%
　Monsanto Company
COMMUNICATIONS EQUIPMENT—4.2%
　QUALCOMM Incorporated
　Schlumberger Limited

COMPUTERS & PERIPHERALS—4.2%
　Apple, Inc.
　Teradata Corporation (a)

DISTRIBUTORS—0.3%
　Genuine Parts Company
DIVERSIFIED FINANCIAL SERVICES—2.8%
　American Express Company
ELECTRICAL EQUIPMENT—2.0%
　Emerson Electric Co.
　Honeywell International Inc.
　Rockwell Automation, Inc.

ELECTRONIC EQUIPMENT & INSTRUMENTS—0.4%
　Amphenol Corporation
FOOD PRODUCTS—6.3%
　Nestle, S.A. (c)
　Unilever N.V. (c)
　Unilever plc (c)

FOOD STAPLES & DRUG RETAILING—3.3%
　Costco Wholesale Corporation
　CVS Caremark Corporation
　PepsiCo, Inc.
　Wal-Mart Stores, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES—6.1%
  Becton, Dickinson and Company
  Intuitive Surgical, Inc. (a)
  Medtronic plc
  St. Jude Medical, Inc.
  Stryker Corporation
  Zimmer Holdings, Inc.

HEALTH CARE PROVIDERS & SERVICES—4.2%
  Anthem, Inc.
  Express Scripts Holding Company (a)
  Humana Inc.
  UnitedHealth Group, Inc.

HOTELS, RESTAURANTS & LEISURE—2.0%
  Compass Group PLC (c)
  McDonald's Corporation

HOUSEHOLD PRODUCTS—8.9%
  Church & Dwight Co., Inc.
  Colgate-Palmolive Company
  Procter & Gamble Company (The)
  Reckitt Benckiser Group plc

INDUSTRIAL CONGLOMERATES—2.8%
  3M Company
INTERNET SOFTWARE & SERVICES—5.4%
  Alphabet Inc. (a)
  Alphabet Inc. C (a)

IT CONSULTING & SERVICES—2.7%
  Accenture plc
  Cognizant Technology Solutions Corporation (a)
  Paychex, Inc.

MACHINERY—1.3%
  Illinois Tool Works, Inc.

PHARMACEUTICALS & BIOTECHNOLOGY—8.3%
  Abbott Laboratories
  Eli Lilly and Company
  Johnson & Johnson
  Novartis AG (c)
  Pfizer Inc.

RETAILING—0.4%
  TJX Companies, Inc. (The)
SEMICONDUCTOR EQUIPMENTS & PRODUCTS—0.5%
  Analog Devices, Inc.
SOFTWARE & SERVICES—16.5%
  Cisco Systems, Inc.
  Dell Technologies Inc. Class V
  Intuit Inc.
  MasterCard Incorporated
  Microsoft Corporation
  Oracle Corporation
  SAP AG (b)(c)

TEXTILES & APPAREL—1.8%
  Burberry Group plc (c)
  LVMH Moët Hennessy-Louis Vuitton S.A. (c)
  Nike, Inc. B
  Swatch Group AG (The) (c)
  V.F. Corporation

TOBACCO—6.5%
  British American Tobacco plc (c)
  Philip Morris International, Inc.

TRADING COMPANIES & DISTRIBUTION—0.3%
  W.W. Grainger, Inc. (b)
WIRELESS TELECOMMUNICATIONS—1.1%
  NTT DOCOMO, Inc. (b)(c)
TOTAL COMMON STOCK
  (Cost $105,161,473)

Short Term Investments—2.0%

State Street Bank & Trust Co., Repurchase Agreement .01%, 10/03/16, (Dated 09/30/16), Collateralized by 2,545,000 par U
   1.0% due 05/15/2018, Market Value $2,566,075, Repurchase Proceeds $2,511,553 (Cost $2,511,551)

TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SEC
   LOANED)—100.3%
(Cost $107,673,024)

Money Market—1.5%
Western Asset Institutional Cash Reserves—Inst.
   (Cost $1,802,460)

TOTAL INVESTMENTS—101.8%
(Cost $109,475,484)

OTHER ASSETS & LIABILITIES (NET)—(1.8%)

NET ASSETS—100%

(a) Non-Income producing security
(b) All or a portion of this security is out on loan
(c) ADR—American Depositary Receipts
(d) At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax
   purposes of $107,886,473 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

The percentage of each investment category is calculated as a percentage of net assets.

Industry sector diversification



Information Technology 33.9%
Consumer Staples 28.5%
Health Care 18.6%
Industrials 7.0%
Consumer Discretionary 4.5%
Financials 2.8%
Materials 1.9%
Telecommunication Services 1.1%
Energy 0.0%
Utilities 0.0%
CASH + other assets (net) 1.7%

Common Stock—54.6%

BRAZIL—1.0%
  Porto Seguro S.A.
  Sul America S.A.
  Transmissora Alianca de Energia Eletrica S.A.

CHINA—5.0%
  Agricultural Bank of China, Class H
  Air China Ltd H Shares
  Bank of China Ltd., H
  Beijing Capital International Airport Co., Ltd. H
  Belle International Holdings Limited
  China Communications Services Corporation Ltd. H
  China Construction Bank Corporation
  China Everbright Bank Co., Ltd. H
  China Galaxy Securities Co., Ltd.—H Shares
  China Merchants Bank Co., Ltd.—H Shares
  China Minsheng Banking Corp Ltd. H
  China Power International Development Ltd.
  China Railway Group Ltd. H
  China Southern Airlines Company Limited H
  China State Construction Engineering Corporation
  China Vanke Co., Ltd. H
  CITIC Pacific Ltd.
  Dongfeng Motor Group Company Limited
  ENN Energy Holdings Ltd.
  Evergrande Group (The)
  GF Securities Co., Ltd.
  Guangzhou Automobile Group Co Ltd H Shares
  Guangzhou R&F Properties Co., Ltd. H
  Huadian Power International Corp. Ltd. Class H
  Huaneng Power International Inc. H
  Industrial & Commercial Bank of China Ltd.
  PICC Property & Casualty Co., Ltd.
  Shanghai Electric Group Company Ltd. H
  Shanghai Pharmaceuticals Holding Co., Ltd. (a)
  Shenzhou International Group
  Sino-Ocean Land Holdings Ltd.
  Sinopharm Group Co., Ltd. H
  YY Inc. (a)(c)

CZECH REPUBLIC—0.5%
  Komercni Banka A.S.

EGYPT—0.5%
  Commercial International Bank
GREECE—0.7%
  Jumbo S.A.
  Opap S.A.

HONG KONG—5.1%
  AAC Technologies Holdings Inc.
  ANTA Sports Products, Ltd.
  China Everbright Limited
  China Gas Holdings Ltd.
  China Mobile Limited
  China Overseas Land and Investment Ltd.
  China Resources Gas Group Limited
  China Resources Land Limited
  Chongqing Rural Commercial Bank Co.
  CNOOC Limited
  Country Garden Holdings Company Limited
  Geely Automobile Holdings Ltd.
  GOME Electrical Appliances Holding Limited (b)
  Guangdong Investment Limited
  Haier Electronics Group Co., Ltd.
  Kunlun Energy Co., Ltd.
  Longfor Properties Co., Ltd.
  Nine Dragons Paper Limited
  Shanghai Industrial Holdings Limited
  Shimao Property Holding Limited
  Sunac China Holdings Limited

HUNGARY—1.2%
  MOL Hungarian Oil an Gas Nyrt.
  OTP Bank Nyrt.

INDIA—5.0%
  Bajaj Auto Limited
  Bharat Petroleum Corporation Ltd.
  Hero Motocorp Ltd.
  Infosys Technologies Ltd. (c)
  LIC Housing Finance Ltd.
  NTPC Limited
  Oil and Natural Gas Corp. Limited

INDIA (continued)
Power Finance Corporation Limited
Rural Electrification Corporation Limited
Rural Electrification Corporation Limited
United Phosphorus Limited

INDONESIA—6.4%
PT Bank Rakyat Indonesia Tbk
PT Gudang Garam Tbk
PT Indofood CBP Sukses Makmur Tbk
PT Telekomunikasi Indonesia Persero Tbk
PT United Tractors Tbk

PHILIPPINES—1.3%
Globe Telecom, Inc.
QATAR—2.2%
Barwa Real Estate Company Q.S.C.
Qatar Gas Transport Company Limited (Nakilat) Q.S.C.
Qatar National Bank SAQ

RUSSIA—3.5%
Federal Hydro-Generating Company RusHydro OAO
Gazprom (c)
LUKoil P.J.S.C. (c)
Magnit P.J.S.C. (Reg S) (d)
MegaFon (b)(d)
MMC Norilsk Nickel P.J.S.C. (c)
Mobile TeleSystems (c)
Rosneft OAO
Sberbank
Severstal (d)
Surgutneftegaz
Tatneft PAO-CLS

SOUTH AFRICA—3.5%
Bid Corporation Ltd.
Bidvest Group Limited
Mondi Limited
Resilient REIT Limited
Sasol Ltd.

SOUTH AFRICA (continued)
Truworths International Ltd.

SOUTH KOREA—7.9%
BGF Retail Co., Ltd.
Cheil Worldwide Inc.
Dongbu Insurance Co., Ltd.
Hanwha Life Insurance Co., Ltd.
Hyundai Marine & Fire Insurance, Co., Ltd.
Hyundai Mobis Co., Ltd.
Kangwon Land Inc.
KEPCO Plant Service & Engineering Co., Ltd. (b)
Kia Motors Corporation
KT&G Corporation
LG Uplus Corp.
Lotte Chemical Corporation
NCSoft Corporation
Samsung Card Co., Ltd.
Samsung Electronics Company, Ltd.
Shinhan Financial Group Co., Ltd.
Shinsegae Co., Ltd.

TAIWAN—5.2%
Casetek Holdings Ltd.
Catcher Technology Co., Ltd.
Cathay Financial Holding Co., Ltd.
China Life Insurance Co., Limited
E.SUN Financial Holding Co., Ltd.
Feng Tay Enterprises Co., Ltd.
First Financial Holding Company Ltd.
Hon Hai Precision Industry Co., Ltd.
Inventec Corporation
Largan Precision Co., Ltd.
Mega Financial Holding Co., Ltd.
Novatek Microelectronics Corp., Ltd.
Phison Electronics Corp.
Pou Chen Corporation
Powertech Technology, Inc.
Ruentex Development Company Limited (a)
Ruentex Industries Ltd.
Siliconware Precision Industries Company
Taiwan Semiconductor Manufacturing Co., Ltd.

TAIWAN (continued)
Uni-President Enterprises Corporation

THAILAND—1.3%
Delta Electronics PCL
Krung Thai Bank PCL

TURKEY—1.7%
TAV Havalimanlari Holding A.S.
Tofas Turk Otomobil Fabrikasi A.S.
Tupras—Turkiye Petrol Rafinerileri A.S.

UNITED ARAB EMERATES—2.6%
Abu Dhabi Commercial Bank
Aldar Properties P.J.S.C.
Dubai Islamic Bank PSJ
Emirates Telecommunications Group Co. P.J.S.C.
First Gulf Bank P.J.S.C.

TOTAL COMMON STOCK
(Cost $64,768,548)
Preferred Stock—1.6%
BRAZIL—0.5%
Braskem S.A.
RUSSIA—0.2%
AK Transneft OAO
Surgutneftegas OAO

SOUTH KOREA—0.9%
Hyundai Motor Company Ltd.
LG Chem Ltd.
Samsung Electronics Co., Ltd.

TOTAL PREFERRED STOCK
(Cost $2,016,103)

Exchange Traded Funds—0.5%

UNITED STATES—0.5%
  Vanguard FTSE Emerging Markets ETF
  (Cost $585,941)
Mutual Funds—42.9%
UNITED STATES—42.9%
  Pear Tree PanAgora Risk Parity Emerging Markets Fund Inst.*
  (Cost $58,484,936)
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECU
  (Cost $125,855,528)
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—0.7%
Money Market—0.7%
  Western Asset Institutional Cash Reserves—Inst.
  (Cost $828,679)
TOTAL INVESTMENTS—100.3%
  (Cost $126,684,207)
OTHER ASSETS & LIABILITIES (Net)—(0.3%)

NET ASSETS—100%
*   Investment in affiliated security. This Fund is advised by Pear Tree Advisors, Inc. and sub-advised by PanAgora A
  adviser, respectively, to Pear Tree PanAgora Emerging Markets Fund.
(a)   Non-income producing security.
(b)   All or a portion of this security was out on loan.
(c)   ADR—American Depositary Receipts
(d)   GDR—Global Depositary Receipts
(e)   At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax purpos
Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

  The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Telecommunication Services
Consumer Staples
Information Technology
Energy
Consumer Discretionary
Financials
Materials
Utilities
Industrials
Health Care
Real Estate
Mutual Funds
Exchange Traded Fund
Cash and Other Assets (Net)

Industry sector diversification



- Telecommunication Services 9.4%
- Consumer Staples 8.9%
- Information Technology 6.8%
- Energy 6.3%
- Consumer Discretionary 6.1%
- Financials 5.5%
- Materials 4.1%
- Utilities 3.5%
- Industrials 2.7%
- Health Care 1.7%
- Real Estate 1.2%
- Mutual Funds 42.9%
- Exchange Traded Fund 0.5%
- Cash and Other Assets (Net) 0.4%

Common Stock—92.6%

BRAZIL—3.4%
Banco do Brasil S.A.
BRF S.A.
CCR S.A.
Cetip S.A. Mercados Organizados
Cielo S.A.
Companhia Energetica de Minas Gerais (c)
Cosan S.A. Industria e Comercio
CPFL Energia S.A. (a)(c)
Embraer S.A. (c)
Fibria Celulose S.A.
Gerdau S.A. (c)
Hypermarcas S.A.
KLABIN S.A.
Kroton Educacional S.A.
Localiza Rent a Car S.A.
Lojas Americanas S.A.
Lojas Renner S.A
Natura Cosméticos S.A.
Odontoprev S.A.
Porto Seguro S.A.
Qualicorp S.A.
Raia Drogasil S.A.
Telefonica Brasil S.A. (c)
TIM Participacoes S.A. (c)
Totvs S.A.
Tractebel Energia
Transmissora Alianca de Energia Eletrica S.A.
Ultrapar Participacoes S.A.
Vale S.A. (a)
Weg S.A.

CHILE—4.8%
AES Gener S.A.
Aguas Andinas S.A.
Banco de Chile
Banco de Crédito e Inversiones
Banco Santander Chile (c)
Cencosud S.A.
Colbun S.A.
Compania Cervecerias Unidas S.A. (c)
Empresa Nacional de Electricidad S.A. (c)

CHILE (continued)
  Empresa Nacional de Telecomunicaciones S.A. (a)
  Empresas CMPC S.A.
  Empresas Copec S.A.
  Endesa Americas S.A.
  Endesa Americas S.A.(c)
  Enersis S.A. (c)
  Enersis S.A. (c)
  Itaú CorpBanca (c)
  LATAM Airlines Group S.A. (a)
  Quimica y Minera de Chile S.A. (c)
  S.A.C.I. Falabella

CHINA—3.5%
  Air China Ltd H Shares
  Aluminum Corporation of China Limited H Shares (a)
  Anhui Conch Cement Company Limited H
  Bank of Communications Co., Ltd. H
  Beijing Capital International Airport Co., Ltd. H
  Beijing Enterprises Holdings Limited
  Belle International Holdings Limited
  Brilliance China Automotive Holdings, Ltd.
  BYD Co., Ltd. H Shares (a)
  China Coal Energy Co., Ltd. (a)
  China Communications Construction Co., Ltd., Class H
  China Communications Services Corporation Ltd. H
  China Construction Bank Corporation
  China Longyuan Power Group H
  China National Building Material Co., Ltd. H
  China Oilfield Services Limited H
  China Pacific Insurance Group H Shares
  China Petroleum & Chemical Corporation
  China Pharmaceutical Group Limited
  China Shenhua Energy Co., Ltd.
  China Taiping Insurance Holdings Co., Ltd. (a)
  China Telecom Corporation Limited
  Chongqing Changan Automobile Co., Ltd. B
  CITIC Pacific Ltd.
  Dongfeng Motor Group Company Limited
  ENN Energy Holdings Ltd.
  Fosun International
  Haitian International Holdings Ltd.

CHINA (continued)
Huadian Power International Corp. Ltd. Class H
Huaneng Power International Inc. H
Industrial & Commercial Bank of China Ltd.
JD.com Inc. (a)(c)
Jiangsu Expressway Co., Ltd. H
Kingsoft Corporation Ltd.
New Oriental Education & Technology Group Inc. (a)(c)
PetroChina Company Limited (c)
Shandong Weigao Group Medical Polymer Co., Ltd.
Shanghai Fosun Pharmaceutical Group Class H
Shanghai Lujiazui Finance & Trade Zone Development Co. Ltd. B
Shanghai Pharmaceuticals Holding Co., Ltd. (a)
Shenzhou International Group
Sino Biopharmaceutical Limited
Sino-Ocean Land Holdings Ltd.
Sinopec Shanghai Petrochemical Co., Ltd.
Sinopharm Group Co., Ltd. H
TAL Education Group (a)(b)(c)
Tingyi (Cayman Islands) Holding Corporation (b)
TravelSky Technology Ltd. H Shares
Tsingtao Brewery Co., Ltd.
Yanzhou Coal Mining Company Limited
Zhejiang Expressway Co., Ltd.
Zijin Mining Group Co., Ltd.

COLOMBIA—1.3%
Cementos Argos S.A.
Corporacion Financiera Colombiana S.A.
Ecopetrol S.A. (a)
Grupo Argos S.A.
Grupo de Inversiones Suramericana S.A.
Interconexión Electrica S.A.

CZECH REPUBLIC—0.7%
CEZ A.S.
Komercni Banka A.S.
Telefónica Czech Republic, A.S.

EGYPT—0.7%
  Commercial International Bank
  Global Telecom Holding S.A.E. (a)(d)
  Talaat Moustafa Group (TMG) Holding

GREECE—1.0%
  Alpha Bank A.E. (a)
  Eurobank Ergasias S.A. (a)
  Folli-Follie S.A. (a)
  Hellenic Telecommunication Organization S.A.
  Jumbo S.A.
  Opap S.A.
  Piraeus Bank S.A. (a)
  Titan Cement Company S.A.

HONG KONG—1.9%
  AAC Technologies Holdings Inc.
  Alibaba Health Information Technology Ltd. (a)
  ANTA Sports Products, Ltd.
  China Gas Holdings Ltd.
  China Huishan Dairy Holdings Co., Ltd.
  China Jinmao Holdings Group Ltd.
  China Mengniu Dairy Company Limited
  China Merchants Holdings International Co., Ltd.
  China Mobile Limited
  China Resources Enterprise (a)
  China Resources Gas Group Limited
  China Resources Power Holdings Co., Ltd.
  China Unicom (Hong Kong) Limited (c)
  GCL-Poly Energy Holdings Ltd.
  Guangdong Investment Limited
  Hanergy Thin Film Power Group Ltd. (a)
  Hengan International Group Co., Ltd.
  Kunlun Energy Co., Ltd.
  Lenovo Group Limited
  Luye Pharma Group Ltd.
  Nine Dragons Paper Limited
  Qinqin Foodstuffs Group (Cayman) Company Ltd. (a)
  Semiconductor Manufacturing International Corp. (a)
  Shanghai Industrial Holdings Limited
  Soho China Limited
  Sun Art Retail Group Ltd.

HONG KONG (continued)
  Tencent Holdings Limited
  Want Want China Holdings Limited

HUNGARY—0.7%
  MOL Hungarian Oil an Gas Nyrt.
  OTP Bank Nyrt.
  Richter Gedeon Nyrt.

INDONESIA—7.7%
  PT Adaro Energy Tbk
  PT AKR Corporindo Tbk
  PT Astra International Tbk
  PT Bank Central Asia Tbk
  PT Bank Danamon Indonesia Tbk
  PT Bank Mandiri Tbk
  PT Bank Negara Indonesia (Persero) Tbk
  PT Bank Rakyat Indonesia Tbk
  PT Bumi Serpong Damai Tbk
  PT Charoen Pokphand Indonesia Tbk
  PT Global Mediacom Tbk
  PT Gudang Garam Tbk
  PT Hanjaya Mandala Sampoerna Tbk
  PT Indocement Tunggal Prakarsa Tbk
  PT Indofood CBP Sukses Makmur Tbk
  PT Indofood Sukses Makmur Tbk
  PT Jasa Marga (Persero) Tbk
  PT Kalbe Farma Tbk
  PT Lippo Karawaci Tbk
  PT Matahari Department Store Tbk
  PT Media Nusantara Citra Tbk
  PT Perusahaan Gas Negara (Persero) Tbk
  PT Semen Indonesia (Persero) Tbk
  PT Summarecon Agung Tbk (a)
  PT Surya Citra Media Tbk
  PT Telekomunikasi Indonesia Tbk (c)
  PT Unilever Indonesia Tbk
  PT United Tractors Tbk
  PT Waskita Karya (Persero) Tbk
  PT XL Axiata Tbk (a)
  Tower Bersama Infrastructure

MALAYSIA—6.4%

AirAsia Berhad
Alliance Financial Group Berhad
AMMB Holdings Berhad
Astro Malaysia Holdings Berhad
Axiata Group Berhad
Berjaya Sports Toto Berhad
British American Tobacco (Malaysia) Berhad
CIMB Group Holdings Berhad
Dialog Group Berhad
DiGi.Com Berhad
Felda Global Ventures Holdings Berhad
Gamuda Berhad
Genting Berhad
Genting Malaysia Berhad
Genting Plantation Berhad
HAP Seng Consolidated Bhd.
Hartalega Holdings Berhad
Hong Leong Bank Berhad
Hong Leong Financial Group Berhad
IHH Healthcare Berhad
IJM Corporation Berhad
IOI Corporation Berhad
IOI Properties Group Berhad
Kuala Lumpur Kepong Berhad
Lafarge Malaysia Berhad
Malayan Banking Berhad
Malaysia Airports Holdings Berhad
Maxis Berhad
MISC Berhad
Petronas Chemicals Group Berhad
Petronas Dagangan Berhad
Petronas Gas Berhad
PPB Group Berhad
Public Bank Bhd
RHB Capital Berhad
SapuraKencana Petroleum Berhad (a)
Sime Darby Berhad
Telekom Malaysia Berhad
Tenaga Nasional Berhad
UMW Holdings Berhad
Westports Holdings Bhd
YTL Corporation Berhad

MALAYSIA (continued)
YTL Power International Berhad

MEXICO—5.4%
Alfa S.A.B. de C.V., Series A
America Movil S.A.B. Series L (c)
Arca Continental S.A.B. de C.V.
Cemex S.A. de C.V. (a)(c)
Cemex S.A.B. CPO (a)
Coca-Cola FEMSA SAB de C.V. (c)
El Puerto de Liverpool S.A.B. de C.V.
Fibra Uno Administracion S.A. de C.V.
Fomento Economico Mexicano S.A.B. (c)
Gentera SAB de C.V.
GRUMA, S.A.B. de C.V., Series B
Grupo Aeroportuario del Pacifico S.A.B. (c)
Grupo Aeroportuario del Sureste, S. A. B. de C.V., Series B
Grupo Bimbo, S.A. de C.V.
Grupo Carso SAB de C.V., Series A1
Grupo Comercial Chedraui S.A. de C.V
Grupo Financiero Banorte SAB de C.V.
Grupo Financiero Inbursa SAB de C.V.
Grupo Lala SAB de C.V.
Grupo Mexico S.A.B. de C.V., Series B
Grupo Televisa S.A.B. (c)
Industrias Penoles SAB de C.V.
Kimberly-Clark de Mexico S.A. de C.V., Class A
Mexichem SAB de C.V.
OHL Mexico, S.A.B. de C.V. (a)
Promotora Y Operadora de Infraestructura, S.A.B. de C.V.
Santander Mexico SAB de C.V.
Wal-Mart de Mexico, S.A.B. de C.V.

PERU—0.8%
Credicorp Ltd.
Companhia de Minas Buenaventura S.A. (a)(c)
Southern Copper Corporation (b)

PHILIPPINES—7.1%
Aboitiz Equity Ventures, Inc.
Aboitiz Power Corporation

PHILIPPINES (continued)

Alliance Global Group, Inc.
Ayala Corporation
Ayala Land Inc.
Bank of the Philippine Islands
BDO Unibank, Inc.
DMCI Holdings, Inc.
Energy Development Corporation
Globe Telecom, Inc.
GT Capital Holdings Inc.
International Container Terminal Services, Inc.
JG Summit Holdings, Inc.
Jollibee Foods Corporation
Megaworld Corporation
Metro Pacific Investments Corporation
Metropolitan Bank & Trust Company
PLDT Inc.
PLDT Inc. (c)
Robinsons Land Corporation
SM Investments Corporation
SM Prime Holdings, Inc.
Universal Robina Corporation

POLAND—4.4%

Alior Bank S.A. (a)
Bank Handlowy w Warszawie S.A.
Bank Millennium S.A. (a)
Bank Pekao S.A.
Bank Zachodni WBK S.A.
CCC S.A.
Cyfrowy Polsat S.A. (a)
ENEA S.A. (a)
Energa S.A. (a)
Eurocash S.A.
Grupa Azoty S.A.
Grupa LOTOS S.A. (a)
KGHM Polska Miedz S.A.
LPP S.A.
mBank S.A. (a)
Orange Polska S.A.
PGE S.A.
PKO Bank Polski S.A. (a)

POLLAND (continued)
Polski Koncern Naftowy ORLEN S.A.
Polskie Gornictwo Naftowe i Gazownictwo S.A.
PZU S.A.
Synthos S.A. (a)
Tauron Polska Energia S.A.

QATAR—5.7%
Barwa Real Estate Company Q.S.C.
Commercial Bank of Qatar Q.S.C.
Doha Bank Q.S.C.
Ezdan Holding Group Q.S.C.
Industries Qatar Q.S.C.
Masraf Al Rayan Q.S.C.
Ooredoo Q.S.C.
Qatar Electricity & Water Company Q.S.C.
Qatar Gas Transport Company Limited (Nakilat) Q.S.C.
Qatar Insurance Company
Qatar Islamic Bank SAQ
Qatar National Bank SAQ
Vodafone Qatar (a)

RUSSIA—3.5%
ALROSA ao
Federal Hydro-Generating Company RusHydro OAO
Gazprom (c)
Magnit P.J.S.C. (Reg S) (d)
MegaFon (b)(d)
MMC Norilsk Nickel P.J.S.C. (c)
Mobile TeleSystems (c)
Moscow Exchange MICEX-RTS
NovaTek OAO (Reg S) (d)
OAO Rostelecom
OC Rosneft OJSC (Reg S) (d)
PhosAgro (d)
RusHydro P.J.S.C. (b)(c)
Sberbank
Severstal (d)
Sistema JSFC (Reg S) (d)
Tatneft PAO (c)
VTB Bank OJSC

SOUTH AFRICA—4.6%

African Bank Investments Limited (a)
Anglo American Platinum Limited (a)
Anglogold Ashanti Ltd. (a)(c)
Aspen Pharmacare Holdings Limited
Bidvest Group Limited
Discovery Ltd.
Exxaro Resources Ltd. (b)
Gold Fields Limited
Gold Fields Ltd. (c)
Growthpoint Properties Limited
Hyprop Investments Limited
Imperial Holdings Limited
Life Healthcare Group Holdings Ltd.
Massmart Holdings Ltd.
MMI Holdings Ltd.
Mondi Limited
Mr Price Group Ltd.
MTN Group Limited
Naspers Limited N Shares
Netcare Limited
Pick n Pay Stores Ltd.
Pioneer Foods Group Ltd.
Rand Merchant Investment Holdings
Redefine Properties Ltd.
Remgro Limited
Sanlam Limited
Sappi Ltd. (a)
Sasol Ltd.
Shoprite Holdings Ltd.
Spar Group Limited (The)
Steinhoff International Holdings N.V.
Telkom South Africa Limited
Tiger Brands Limited
Truworths International Ltd.
Tsogo Sun Holdings Ltd.
Vodacom Group (Proprietary) Limited
Woolworths Holdings Limited

SOUTH KOREA—5.9%

Amore Pacific Corporation
Amorepacific Group

SOUTH KOREA (continued)

BGF Retail Co., Ltd.
BNK Financial Group, Inc.
Celltrion Inc. (a)
Cheil Worldwide Inc.
CJ CheilJedang Corp.
Daelim Industrial Co., Ltd.
Daewoo Engineering & Construction (a)
Daewoo International Corporation
Daewoo Securities Co., Ltd.
DGB Financial Group Inc.
Dongbu Insurance Co., Ltd.
Doosan Heavy Industries & Construction Co., Ltd.
GS Holdings Corp.
Hana Financial Group, Inc.
Hankook Tire Co., Ltd.
Hanmi Pharmaceuticals, Co., Ltd.
Hanmi Science Co., Ltd.
Hanwha Chemical Corporation (a)
Hotel Shilla Co., Ltd. (a)
Hyosung Corporation
Hyundai Marine & Fire Insurance, Co., Ltd.
Hyundai Mobis Co., Ltd.
Hyundai Steel Co., Ltd.
Hyundai Wia Corp.
Industrial Bank of Korea
Kakao Corp.
Kangwon Land Inc.
KB Financial Group Inc.
KCC Corporation
Korea Aerospace Industries, Ltd.
Korea Electric Power Corporation
Korea Gas Corporation
Korea Kumho Petrochemical Co., Ltd.
Korea Zinc Co., Ltd.
KT Corporation (c)
KT&G Corporation
LG Chem Ltd.
LG Display Co., Ltd.
LG Household & Healthcare
LG Innotek Co., Ltd.
LG Uplus Corp.
Lotte Chemical Corporation

SOUTH KOREA (continued)
  Lotte Confectionery Co., Ltd.
  Lotte Shopping Co., Ltd.
  Mirae Asset Securities Co., Ltd.
  Naver Corp.
  NCSoft Corporation
  NH Investment & Securities Co., Ltd.
  Orion Corporation
  Paradise Co., Ltd.
  POSCO
  Samsung C&T Corp.
  Samsung Card Co., Ltd.
  Samsung Electro-Mechanics Co., Ltd.
  Samsung Electronics Company, Ltd.
  Samsung Fire & Marine Insurance Co., Ltd.
  Samsung Life Insurance Co., Ltd
  Samsung SDI Company, Ltd.
  Samsung SDS Co., Ltd.
  Shinhan Financial Group Co., Ltd.
  Shinsegae Co., Ltd.
  SK Holdings Co., Ltd.
  SK Hynix Inc.
  SK Innovation Co., Ltd.
  SK Telecom Co., Ltd. (c)
  S-Oil Corp.
  Woori Bank
  Yuhan Co., Ltd.

TAIWAN—7.6%
  Asia Cement Corporation
  Asia Pacific Telecom Co., Ltd. (a)
  Chailease Holding Co., Ltd.
  Cheng Shin Rubber Industry Co., Ltd.
  Chicony Electronics Co., Ltd.
  China Airlines Ltd. (a)
  China Development Financial Holding Corporation
  China Life Insurance Co., Limited
  China Steel Corporation
  Chinatrust Financial Holding Co., Ltd.
  Chunghwa Telecom Co., Ltd. (c)
  Delta Electronics, Inc.
  Eclat Textile Co., Ltd.

TAIWAN (continued)
EVA Airways Corporation
Evergreen Marine Corporation
Far Eastern New Century Corporation
Far EasTone Telecommunications Co., Ltd.
Feng Tay Enterprises Co., Ltd.
First Financial Holding Company Ltd.
Formosa Chemicals & Fiber Corporation
Formosa Petrochemical Corporation
Formosa Plastics Corporation
Formosa Taffeta Co., Ltd.
Fubon Financial Holding Co., Ltd.
Giant Manufacturing Co., Ltd.
Hermes Microvision Inc.
Highwealth Construction Corp.
HIWIN Technologies Corp.
Hotai Motor Co., Ltd.
Hua Nan Financial Holdings Co., Ltd.
Lite-On Technology Corp.
Mega Financial Holding Co., Ltd.
Merida Industry Co., Ltd.
Nan Ya Plastics Corporation
OBI Pharma, Inc. (a)
Pegatron Corporation
Pou Chen Corporation
President Chain Store Corp.
Realtek Semiconductor Corporation
Ruentex Development Company Limited
Ruentex Industries Ltd.
SinoPac Financial Holdings Company
Standard Foods Corporation
Synnex Technology International Corp.
TaiMed Biologics Inc. (a)
Taishin Financial Holding Co., Ltd.
Taiwan Cement Corporation
Taiwan Cooperative Financial Holding Co., Ltd.
Taiwan Fertilizer Co., Ltd.
Taiwan Mobile Co., Ltd.
Taiwan Semiconductor Manufacturing Co., Ltd. (c)
TECO Electric & Machinery Co., Ltd.
Uni-President Enterprises Corporation
United Microelectronics Corporation
Wistron Corporation

TAIWAN (continued)
  Yuanta Financial Holding Co., Ltd.
  Yulon Motor Co., Ltd.
  Zhen Ding Technology Holding Limited

THAILAND—6.8%
  Advanced Info Service For Rg
  Airports of Thailand PCL
  Bangkok Bank PCL (e)
  Bangkok Dusit Medical Services PLC
  Bangkok Expressway and Metro PCL
  Banpu Public Company Limited
  BEC World PCL
  BTS Group Holdings PCL (b)
  Bumrungrad Hospital PLC
  Central Pattana PCL
  Charoen Pokphand Foods PCL
  CP ALL PCL
  Delta Electronics PCL
  Electricity Generating PCL
  Glow Energy PCL
  Home Product Center PCL (b)
  Indorama Ventures Public Company Limited
  IRPC PCL
  Kasikornbank PCL
  Kasikornbank PCL (e)
  Krung Thai Bank PCL
  Minor International PCL
  PTT Exploration & Production PCL
  PTT Global Chemical PCL
  PTT PCL
  Robinson Department Store Public Company Ltd.
  Siam Cement Pub Co-for Reg
  Siam Commercial Bank PCL
  Thai Oil PCL
  Thai Union Group PCL
  TMB Bank Public Company Limited
  True Corp. PCL

TURKEY—4.3%
  Akbank T.A.S.
  Anadolu Efes Biracilik VE

TURKEY (continued)

Arcelik A.S.
BIM Birlesik Magazalar A.S.
Coca-Cola Icecek A.S.
Emlak Konut Gayrimenkul Yatirim Ortakligi A.S.
Eregli Demir ve Celik Fabrikalari T.A.S.
Ford Otomotiv Sanayi A.S.
Haci Omer Sabanci Holding A.S.
Ko Holding A.S.
Petkim Petrokimya Holding A.S.
TAV Havalimanlari Holding A.S.
Tofas Turk Otomobil Fabrikasi A.S.
Tupras—Turkiye Petrol Rafinerileri A.S.
Turk Hava Yollari A.O. (a)(b)
Turk Telekomunikasyon A.S.
Turkcell Iletisim Hizmetleri A.S. (a)
Turkcell Iletisim Hizmetleri A.S. (a)(b)(c)
Turkiye Garanti Bankasi A.S.
Turkiye Halk Bankasi A.S.
Turkiye Is Bankasi A.S.
Turkiye Sise ve Cam Fabrikalari A.S.
Turkiye Vakiflar Bankasi T-d
Ulker Biskuvi Sanayi A.S.
Yapi ve Kredi Bankasi A.S. (a)

UNITED ARAB EMERATES—4.4%

Abu Dhabi Commercial Bank
Aldar Properties P.J.S.C.
Arabtec Holding Company P.J.S.C. (a)
DP World Ltd.
Dubai Financial Market P.J.S.C.
Dubai Islamic Bank PSJ
Emaar Malls Group P.J.S.C.
Emaar Properties P.J.S.C.
Emirates Telecommunications Group Co. P.J.S.C.
First Gulf Bank P.J.S.C.
National Bank of Abu Dhabi P.J.S.C.

TOTAL COMMON STOCK

(Cost $54,466,727)

Preferred Stock—1.5%

BRAZIL—0.3%
   Banco Bradesco S.A.
   Cia Energetica de Sao Paulo
   Itausa-Investimentos Itau S.A.
   Lojas Americanas S.A.
   Suzano Papel e Celulose S.A.

CHILE—0.3%
   Embotelladora Andina
COLOMBIA—0.4%
   Bancolombia S.A
   Grupo Aval Acciones y Valores S.A.
   Grupo de Inversiones Suramericana S.A.

RUSSIA—0.2%
   AK Transneft OAO
   Surgutneftegas OAO

SOUTH KOREA—0.3%
   Amorepacific Corp.
   Hyundai Motor Company Ltd.
   LG Chem Ltd.
   Samsung Electronics Co., Ltd.

TOTAL PREFERRED STOCK
   (Cost $911,811)
Exchange Traded Funds—1.6%
United States—1.1%
   iShares MSCI Emerging Markets Index Fund
   iShares MSCI India ETF
   Vanguard FTSE Emerging Markets ETF

INDIA—0.5%
   WisdomTree India Earnings Fund (b)
TOTAL EXCHANGE TRADED FUNDS
   (Cost $837,148)

Exchange Traded Notes—4.0%

UNITED KINGDOM—4.0%
  iPath MSCI India Index ETN (a)
  (Cost $1,838,007)
Rights—0.0%
THILAND—0.0%
  Banpu Public Company Limited
(Cost $0)
Warrants—0.0%
THAILAND—0.0%
  Indorama Ventures Public Company Limited
  (Cost $0)
Short Term Investments—0.1%

  State Street Bank & Trust Co., Repurchase Agreement .01%, 10/03/16, (Dated 09/30/16), Collateralized by 60,000 par U.S
    due 05/15/2018, Market Value $60,496.866, Repurchase Proceeds $55,191.66 (Cost $55,192)
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECU
  (Cost $58,108,885)
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—2.2%
Money Market—2.2%
  Western Asset Institutional Cash Reserves—Inst.
  (Cost $1,260,362)
TOTAL INVESTMENTS—102.0%
  (Cost $59,369,247)
OTHER ASSETS & LIABILITIES (Net)—(2.0%)

NET ASSETS—100%

(a)   Non-income producing security.
(b)   All or a portion of this security was out on loan.
(c)   ADR—American Depository Receipts
(d)   GDR—Global Depository Receipts

(e)　　　NVDR—Non-Voting Depository Receipts
(f)　　　At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax purposes

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

　　The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Financials
Telecommunication Services
Industrials
Consumer Staples
Consumer Discretionary
Materials
Utilities
Energy
Health Care
Real Estate
Information Technology
Exchange Traded Notes
Exchange Traded Funds
Cash and Other Assets (Net)

Industry sector diversification



- Financials 15.1%
- Telecommunication Services 12.1%
- Industrials 11.1%
- Consumer Staples 10.5%
- Consumer Discretionary 9.5%
- Materials 9.4%
- Utilities 8.2%
- Energy 7.5%
- Health Care 4.4%
- Real Estate 3.6%
- Information Technology 2.7%
- Exchange Traded Note 4.0%
- Exchange Traded Fund 1.6%
- Cash and other assets (net) 0.3%

Common Stock—99.8%

AUSTRALIA—4.4%
   BHP Billiton plc (b)
   WorleyParsons Limited

AUSTRIA—2.3%
   Andritz AG
BELGIUM—2.7%
   Solvay S.A.
CANADA—2.5%
   Methanex Corporation
FINLAND—5.9%
   Caverion Corporation
   Kone OYJ, Class B
   Konecranes OYJ
   YIT OYJ

FRANCE—7.7%
   Christian Dior S.E.
   Imerys S.E.
   Ipsos
   Michelin (CGDE)

GERMANY—17.6%
   BASF SE
   Deutsche Telekom AG
   Freenet AG
   Hannover Rueck SE
   Lanxess AG
   Linde Group (The)
   Muenchener Rueckvers AG
   Symrise AG

INDIA—1.8%
   Infosys Limited—SP (b)
IRELAND—2.1%
   Greencore Group plc
ISRAEL—1.7%
   Teva Pharmaceuticals SP (b)

ITALY—0.7%
  Trevi Finanziaria SpA
JAPAN—6.4%
  Asahi Group Holdings Limited
  KDDI Corporation
  Showa Denko K.K.

NORWAY—5.3%
  DnB Bank ASA
  SpareBank 1 SR-Bank ASA
  Yara International ASA

PUERTO RICO—0.9%
  Popular, Inc.
RUSSIA—1.0%
  Sberbank of Russia (b)
SOUTH AFRICA—2.0%
  Sasol Limited
SOUTH KOREA—4.4%
  Kia Motors Corporation
  Samsung Electronics Company Limited
  Samsung Electronics Company Limited (b)

SWEDEN—7.2%
  Duni AB
  Investor AB, Class B
  Loomis AB, Class B
  Svenska Handelsbanken AB, Class A

SWITZERLAND—2.1%
  Novartis AG
THAILAND—4.6%
  Siam Commercial Bank PCL
  Thai Oil PCL

UNITED KINGDOM—16.5%
  Barratt Developments plc

UNITED KINGDOM (continued)
BBA Aviation plc
Bellway plc
International Game Technology plc
Persimmon plc
Standard Chartered plc
Taylor Wimpey plc

TOTAL COMMON STOCK
(Cost $ 1,426,165,822)
TOTAL INVESTMENTS—99.8%
(Cost $ 1,426,165,822)
OTHER ASSETS & LIABILITIES (NET)—0.2%
NET ASSETS—100%

(a)   Non-income producing security
(b)   ADR—American Depository Receipts
(c)   At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax purposes

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)
Materials
Consumer Discretionary
Financials
Industrials
Energy
Telecommunication Services
Consumer Staples
Information Technology
Health Care
Cash and Other Assets (Net)

Industry sector diversification



Materials 23.5%
Consumer Discretionary 21.3%
Financials 18.5%
Industrials 12.3%
Energy 6.1%
Telecommunication Services 5.9%
Consumer Staples 4.4%
Information Technology 4.0%
Health Care 3.8%
Cash and Other Assets (Net) 0.2%

Common Stock—95.7%

AUSTRALIA—6.6%
  Asaleo Care Limited
  Programmed Maintenance Services Limited
  Spotless Group Holdings Limited
  WorleyParsons Limited

AUSTRIA—0.5%
  Semperit AG Holding
BELGIUM—0.7%
  Kinepolis Group
BRAZIL—1.8%
  Equatorial Energia S.A.
CHINA—4.0%
  China Hongxing Sports Limited* (a)
  Shanghai Mechanical & Electrical Industry Co.Limited—B
  Shui On Land Limited
  Xinhua Winshare Publishing and Media Co., Limited (a)

DENMARK—1.9%
  DFDS A/S
EGYPT—0.6%
  Egypt Kuwait Holding Company S.A.E.
FINLAND—1.0%
  PKC Group OYJ
FRANCE—1.4%
  Bonduelle S.C.A.
  Ipsos

GERMANY—5.3%
  Freenet AG
  QSC AG
  Sixt SE

HONG KONG—5.8%
  AMVIG Holdings Limited
  Emperor Watch & Jewellery Limited
  Samson Holding Limited
  Texwinca Holdings Limited

HONG KONG (continued)
  VST Holdings Limited
  VTech Holdings Limited

INDIA—4.2%
  KRBL Limited
  LIC Housing Finance Limited
  NIIT Technologies Limited
  South Indian Bank Limited

IRELAND—4.5%
  Glanbia plc
  IFG Group plc
  UDG Healthcare plc

ITALY—2.0%
  De'Longhi SpA
JAPAN—12.0%
  Chugoku Marine Paints Limited
  Daicel Corporation
  IBJ Leasing Company, Limited
  Nihon House Holdings Co., Limited
  Prima Meat Packers Limited
  Unipres Corporation
  VT Holdings Co., Limited

NETHERLANDS—2.0%
  Arcadis NV
NORWAY—3.3%
  ABG Sundal Collier Holding ASA
  Borregaard ASA.
  SpareBank Nord-Norge
  SpareBank 1SMN
  SpareBank 1 SR-Bank ASA

PHILIPPINES—0.6%
  Manila Water Company, Inc.

PORTUGAL—1.3%
  Redes Energéticas Nacionais, SGPS, S.A.
SINGAPORE—2.2%
  M1 Limited
SWEDEN—3.1%
  Duni AB
  Loomis AB, Class B
  Nolato AB, Class B

TAIWAN—6.3%
  Chong Hong Construction Co., Limited
  Holtek Semiconductor, Inc.
  Huaku Development Co., Limited
  Taiwan Union Technology Corporation
  WT Microelectronics Co., Limited
  Yageo Corporation

THAILAND—5.6%
  Hana Microelectronics PCL
  Ratchaburi Electricity Generating Holding PCL
  Thai Union Group PCL
  Thanachart Capital PCL

UNITED KINGDOM—19.0%
  Alternative Networks plc
  BBA Aviation plc
  Carillion PLC
  Clarkson plc
  Conviviality PLC
  Crest Nicholson Holdings plc
  Galliford Try plc
  Halfords Group plc
  Keller Group plc
  Lancashire Holdings Limited
  The Restaurant Group plc
  Vitec Group plc
  Wetherspoon (J.D.) plc

TOTAL COMMON STOCK
  (Cost $507,567,499)

Preferred Stock—2.4%

GERMANY
  Dräegerwerk AG
    (Cost $15,825,856)

Short Term Investments—2.0%
Money Market—2.0%
  State Street Bank Institutional Liquid Reserves
    (Cost $10,629,094)
TOTAL INVESTMENTS—100.1%
  (Cost $534,022,449)
OTHER ASSETS & LIABILITIES (NET)—(0.1)%
NET ASSETS—100%

*   Fair Valued by Valuation Committee as delegated by Pear Tree Funds Board of Trustees that represent 0.01% of net asse
(a)   Non-income producing security
(b)   At September 30, 2016, the unrealized appreciation of investments based on aggregate cost for federal tax purposes

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value
Net unrealized appreciation/(depreciation)

   The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Industrials
Consumer Discretionary
Financials
Information Technology
Consumer Staples
Telecommunication Services
Utilities
Materials
Health Care
Real Estate
Energy
Cash and Other Assets (Net)

Industry sector diversification



- Industrials 21.7%
- Consumer Discretionary 19.9%
- Financials 11.6%
- Information Technology 9.5%
- Consumer Staples 9.5%
- Telecommunication Services 6.0%
- Utilities 5.0%
- Materials 4.8%
- Health Care 4.4%
- Real Estate 3.0%
- Energy 2.7%
- Cash and other assets (net) 1.9%

PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND

PEAR TREE FUNDS

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2016 (Unaudited)

Assets:
Investments at value (Includes collateral from securities on loan of $9,219,305; $1,802,460; $828,679; $1,260,362; $0; $0,res
    (Note 2)
Investment at value of affiliated securities
Repurchase agreements/commercial paper
Total Investments
Foreign currency at value (Cost $0 for Small Cap, $18,462 for Quality, $198,368 for Emerging Markets, $134,841 for Risk P
    Foreign Value and $864,557 for Foreign Value Small Cap)
Cash
Dividends, interest and foreign tax reclaims receivable
Receivable for investments sold
Receivable for shares of beneficial interest sold
Unrealized gain on spot foreign currency contracts (Note 2)
Other assets
    Total Assets
Liabilities:
Payable for investments purchased
Payable for shares of beneficial interest repurchased
Payable for compensation of manager (Note 3)
Payable for distribution fees (Note 3)
Payable to custodian
Payable to transfer agent (Note 3)
Payable for collateral received for securities loaned
Payable for foreign capital gain tax
Unrealized loss on spot foreign currency contracts (Note 2)
Other accrued expenses and liabilities
    Total Liabilities

Net Assets

*   Includes securities on loan to brokers with market value of $9,017,520; $1,764,642; $792,377; $1,209,010; $0; $0, respec

Emerging Markets	Risk Parity	Foreign Value
$ 72,390,341	$ 57,131,543	$ 1,587,26
54,107,698	—	
	55,192	
126,498,039	57,186,735	1,587,26
197,581	135,304	
—	—	
26,385	47,792	4,31
356,568	—	61
334,744	—	56
17	—	
7,239	241	2
$ 127,420,573	$ 57,370,072	$ 1,592,78
311,762	9	
—	—	1,24
46,319	27,653	1,28
22,981	296	17
21,896	10,830	4
16,887	7,586	21
828,679	1,260,362	
—	—	
—	—	
803	—	1
$ 1,249,327	$ 1,306,736	$ 2,98
$ 126,171,246	$ 56,063,336	$ 1,589,80

Net Assets Consist Of:
Shares of beneficial interest
Undistributed net investment income/(loss)
Accumulated net realized gain/(loss) on investments, foreign denominated assets, liabilities and currency
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities and currency
Net Assets
Investments at cost—Non-affiliated securities
Investments at cost—Affiliated securities
Total Investment cost
Net assets
Ordinary Shares
Institutional Shares
Shares of beneficial interest outstanding (unlimited number of shares authorized)
    Ordinary Shares
  Institutional Shares
Net asset value and offering price per share
  Ordinary Shares
  Institutional Shares

	Emerging Markets	Risk Parity	Foreig Value
	$ 156,728,604	$ 60,745,207	$ 1,6
	2,866,327	580,842	
	(33,236,048)	(3,080,741)	(2
	(187,637)	(2,181,972)	1
	$ 126,171,246	$ 56,063,336	$ 1,5
	68,199,271	59,369,247	1,4
	58,484,936	—	
	$ 126,684,207	$ 59,369,247	$ 1,4
	$ 111,200,456	$ 1,476,039	$ 8
	$ 14,970,790	$ 54,587,297	$ 7
	5,588,347	166,152	
	741,214	6,109,697	
	$ 19.90	$ 8.88	$
	$ 20.20	$ 8.93	$

Investment Income:
Dividends—Non-affiliated securities*
Interest
Sec Lending Income
Miscellaneous
Total Investment Income
Expenses:
Compensation of manager (Note 3)
Distribution fees, Ordinary Shares (Note 3)
Administrative fees (Note 3)
Custodian and fund accounting fees
Regulatory and Compliance (Note 3)
Transfer agent fees (Note 3):
Ordinary Shares
Institutional Shares
Audit and legal
Registration fees
Insurance
Compensation of trustees (Note 3)
Printing
Miscellaneous
Total expenses before waivers/reimbursements/reductions
Waivers and/or reimbursements of expenses (Note 3)
Expenses, Net
Net Investment income/(loss)
Realized and unrealized gain/(loss) on investments, foreign currency, and foreign translation:
Net realized gain/(loss) (Note 2) on:
Investments
Foreign denominated assets, liabilities, and currency
Distribution by affiliated investment company
Change in unrealized appreciation/(depreciation) of:
Investments
Foreign denominated assets, liabilities, and currency
Net realized and unrealized gain/(loss) on investment and foreign currency
Net increase/(decrease) in net assets resulting from operations

* Dividends are net of foreign withholding taxes of $980 for Small Cap, $22,494 for Quality,$209,489 for Emerging Market $1,176,530 for Foreign Value Small Cap

	Emerging Markets	Risk Parity	Foreign Value
	$ 1,514,236	$ 801,895	$ 28,4
	—	—	
	7,779	7,642	
	305	—	
	$ 1,522,320	$ 809,537	$ 28,5
	354,433	163,300	7,8
	137,166	1,829	1,1
	18,072	7,822	2
	81,158	45,423	2
	5,597	2,423	
	89,302	1,208	7
	11,095	42,799	5
	16,567	3,100	
	17,840	4,047	
	1,965	851	
	3,759	1,629	
	3,538	1,531	
	4,090	1,775	
	744,582	277,737	11,1
	(77,975)	—	
	$ 666,607	$ 277,737	$ 11,1
	$ 855,713	$ 531,800	$ 17,3
	$ 75,087	(354,981)	$ 36,1
	15,014	(4,359)	1
	—	—	
	5,093,903	1,067,925	29,2
	(3,992)	(2,576)	(1
	5,180,012	706,009	65,4
	$ 6,035,725	$ 1,237,809	$ 82,7

Increase (Decrease) in Net Assets:

Operations:

Net investment income/(loss)

Net realized gain/(loss) on investments, foreign denominated assets, liabilities, and currency

Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency

Net increase/(decrease) from operations

Distributions to shareholders from:

Net investment income

Ordinary shares

Institutional shares

Net realized gains

Ordinary shares

Institutional shares

Total distributions

Fund share transactions (Note 8)

Contributions to capital from investment manager/brokers

Increase/(decrease) in net assets

Net assets beginning of period

Net assets end of period*

* Includes undistributed net investment income/(loss) of:

Increase (Decrease) in Net Assets:
Operations:
   Net investment income/(loss)
 Net realized gain/(loss) on investments, foreign denominated assets, liabilities, and currency
 Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency
   Net increase/(decrease) from operations
Distributions to shareholders from:
   Net investment income
   Ordinary shares
   Institutional shares
   Net realized gains
   Ordinary shares
   Institutional shares
Total distributions

Fund share transactions (Note 8)
Contributions to capital from investment manager/brokers

Increase/(decrease) in net assets
Net assets beginning of period
Net assets end of period*
    *   Includes undistributed net investment income/(loss) of:

Increase (Decrease) in Net Assets:
Operations:
  Net investment income/(loss)
  Net realized gain/(loss) on investments, foreign denominated assets, liabilities,
    and currency
  Unrealized appreciation/(depreciation) of investments, foreign denominated assets,
    liabilities, and currency
  Net increase/(decrease) from operations
Distributions to shareholders from:
  Net investment income
    Ordinary shares
    Institutional shares
  Net realized gains
    Ordinary shares
    Institutional shares
Total distributions

Fund share transactions (Note 8)
Contributions to capital from investment manager/brokers
Increase/(decrease) in net assets
Net assets beginning of period
Net assets end of period*

*   Includes undistributed net investment income/(loss) of:

Increase (Decrease) in Net Assets:
Operations:
   Net investment income/(loss)
   Net realized gain/(loss) on investments, foreign denominated assets, liabilities, and currency
   Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency
   Net increase/(decrease) from operations
Distributions to shareholders from:
   Net investment income
     Ordinary shares
     Institutional shares
   Net realized gains
     Ordinary shares
     Institutional shares
Total distributions
Fund share transactions (Note 8)
Contributions to capital from investment manager/brokers
Increase/(decrease) in net assets
Net assets beginning of period

Net assets end of period*
  * Includes undistributed net investment income/(loss) of:

Increase (Decrease) in Net Assets:
Operations:
   Net investment income/(loss)
   Net realized gain/(loss) on investments, foreign denominated assets, liabilities, and currency

   Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency
   Net increase/(decrease) from operations
Distributions to shareholders from:
   Net investment income
     Ordinary shares
     Institutional shares
   Net realized gains
     Ordinary shares
     Institutional shares
Total distributions
Fund share transactions (Note 8)
Contributions to capital from investment manager/brokers
Increase/(decrease) in net assets
Net assets beginning of period
Net assets end of period*

    *   Includes undistributed net investment income/(loss) of:

Increase (Decrease) in Net Assets:
Operations:
   Net investment income/(loss)
   Net realized gain/(loss) on investments, foreign denominated assets, liabilities, and currency

   Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency
   Net increase/(decrease) from operations
Distributions to shareholders from:
   Net investment income
     Ordinary shares
     Institutional shares
   Net realized gains
     Ordinary shares
     Institutional shares
Total distributions
Fund share transactions (Note 8)
Contributions to capital from investment manager/brokers
Increase/(decrease) in net assets
Net assets beginning of period
Net assets end of period*

   *   Includes undistributed net investment income/(loss) of:

(For a share outstanding throughout each period)

	Ordinary Shares		
	For the six months ended September 30, 2016*	2016	2
Net Asset Value, Beginning of Period	$21.61	$24.65	$27.6
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.05	0.16	0.04
Net realized and unrealized gain/(loss) on securities	2.03	(1.59)	(0.37
Total from Investment Operations	2.08	(1.43)	(0.33
Less Distributions:			
Dividends from net investment income	—	—	(0.20
Distributions from realized capital gains	—	(1.61)	(2.44
Total Distributions	—	(1.61)	(2.64
Net Asset Value, End of Period	$23.69	$21.61	$24.6
Total Return	9.63%	(5.83)%	(0.36
Net Assets, End of Period (000's)	$94,489	$91,139	$98,0
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.35%	1.35%	1.50%
Net	1.35%	1.35%	1.50%
Ratio of net investment income (loss) to average net assets (b)	0.47%	0.70%	0.17%
Portfolio Turnover	8%	17%	94%

(For a share outstanding throughout each period)

	Institutional Shares		
	For the six months ended September 30, 2016*	2016	
Net Asset Value, Beginning of Period	$25.19	$28.39	$31
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.09	0.23	0.1
Net realized and unrealized gain/(loss) on securities	2.37	(1.82)	(0.3
Total from Investment Operations	2.46	(1.59)	(0.2
Less Distributions:			
Dividends from net investment income	—	—	(0.2
Distributions from realized capital gains	—	(1.61)	(2.4
Total Distributions	—	(1.61)	(2.7
Net Asset Value, End of Period	$27.65	$25.19	$28
Total Return	9.77%	(5.62)%	(0.1
Net Assets, End of Period (000's)	$6,247	$5,785	$3,
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.10%	1.10%	1.2
Net	1.10%	1.10%	1.2
Ratio of net investment income (loss) to average net assets (b)	0.72%	0.89%	0.3
Portfolio Turnover	8%	17%	94

* Unaudited

(a) Per share numbers have been calculated using the average shares method.

(b) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net federal income or excise tax purposes.

(c) Ratios of expenses to average net assets:

— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an

— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(For a share outstanding throughout each period)

	Ordinary Shares		
	For the six months ended September 30, 2016*	2016	2015
Net Asset Value, Beginning of Period	$16.31	$17.47	$18.10
Income from Investment Operations:			
Net investment income (loss) (a)(b)(c)	0.09	0.15	0.28
Net realized and unrealized gain/(loss) on securities	0.86	0.72	1.30
Total from Investment Operations	0.95	0.87	1.58
Less Distributions:			
Dividends from net investment income	—	(0.16)	(0.33)
Distributions from realized capital gains	—	(1.87)	(1.88)
Total Distributions	—	(2.03)	(2.21)
Net Asset Value, End of Period	$17.26	$16.31	$17.47
Total Return	5.82%	5.47%	9.12%
Net Assets, End of Period (000's)	$115,776	$113,498	$116,104
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (d)			
Gross	1.54%	1.55%	1.54%
Net excluding dividend and interest expense for securities sold short	1.29%	1.29%	1.29%
Ratio of net investment income (loss) to average net assets (c)	1.03%	0.91%	1.52%
Portfolio Turnover	13%	35%	49%

(For a share outstanding throughout each period)

	Institutional Shares		
	For the six months ended September 30, 2016*	2016	
Net Asset Value, Beginning of Period	$17.30	$18.39	$18.
Income from Investment Operations:			
Net investment income (loss) (a)(b)(c)	0.12	0.21	0.35
Net realized and unrealized gain/(loss) on securities	0.91	0.76	1.35
Total from Investment Operations	1.03	0.97	1.70
Less Distributions:			
Dividends from net investment income	—	(0.19)	(0.3
Distributions from realized capital gains	—	(1.87)	(1.8
Total Distributions	—	(2.06)	(2.2
Net Asset Value, End of Period	$18.33	$17.30	$18.
Total Return	5.95%	5.74%	9.34
Net Assets, End of Period (000's)	$7,728	$8,533	$11,
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (d)			
Gross	1.29%	1.30%	1.29
Net excluding dividend and interest expense for securities sold short	1.04%	1.04%	1.04
Ratio of net investment income (loss) to average net assets (c)	1.29%	1.14%	1.83
Portfolio Turnover	13%	35%	49%

* Unaudited

(a) Per share numbers have been calculated using the average shares method.

(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Stat

(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net federal income or excise tax purposes.

(d) Ratios of expenses to average net assets:

— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an

— Net (total expenses net fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(For a share outstanding throughout each period)

	Ordinary Shares		
	For the six months ended September 30, 2016*	2016	2
Net Asset Value, Beginning of Period	$18.96	$21.94	$22.1
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.13	0.33	0.29
Net realized and unrealized gain/(loss) on securities	0.81	(3.02)	(0.18
Total from Investment Operations	0.94	(2.69)	0.11
Less Distributions:			
Dividends from net investment income	—	(0.29)	(0.32
Distributions from realized capital gains	—	—	—
Total Distributions	—	(0.29)	(0.32
Net Asset Value, End of Period	$19.90	$18.96	$ 21.9
Total Return	4.96%	(12.12)%	0.54%
Net Assets, End of Period (000's)	$111,200	$107,893	$127,
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.23%	1.32%	1.37%
Net	1.11%	1.31%	1.37%
Ratio of net investment income (loss) to average net assets (b)	1.36%	1.66%	1.26%
Portfolio Turnover	7%	82%	35%

(For a share outstanding throughout each period)

	Institutional Shares	
	For the six months ended September 30, 2016*	2016
Net Asset Value, Beginning of Period	$19.23	$22.26
Income from Investment Operations:		
Net investment income (loss) (a)(b)	0.16	0.36
Net realized and unrealized gain/(loss) on securities	0.81	(3.04)
Total from Investment Operations	0.97	(2.68)
Less Distributions:		
Dividends from net investment income	—	(0.35)
Distributions from realized capital gains	—	—
Total Distributions	—	(0.35)
Net Asset Value, End of Period	$20.20	$19.23
Total Return	5.04%	(11.88)%
Net Assets, End of Period (000's)	$14,971	$13,489
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (c)		
Gross	0.98%	1.07%
Net	0.85%	1.06%
Ratio of net investment income (loss) to average net assets (b)	1.61%	1.78%
Portfolio Turnover	7%	82%(d)

* Unaudited
(a) Per share numbers have been calculated using the average shares method.
(b) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net federal income or excise tax purposes.
(c) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(d) Turnover is higher due to a change in strategy as of March 18, 2016.

(For a share outstanding throughout each period)

	Ordinary Sha	
	For the six months ended September 30, 2016*	
Net Asset Value, Beginning of Period	$8.70	
Income from Investment Operations:		
Net investment income (loss) (a)(b)	0.07	0.10
Net realized and unrealized gain/(loss) on securities	0.11	
Total from Investment Operations	0.18	(0.9!
Less Distributions:		
Dividends from net investment income	—	(0.0{
Distributions from realized capital gains	—	
Total Distributions	—	(0.0{
Net Asset Value, End of Period	$ 8.88	!
Total Return	2.07%	(9.6'
Net Assets, End of Period (000's)	$1,476	!
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (c)		
Gross	1.27%	1.44
Net	1.27%	1.44
Ratio of net investment income (loss) to average net assets (b)	1.71%	1.16
Portfolio Turnover	5%	24%

(For a share outstanding throughout each period)

	Institutional Sha	
	For the six months ended September 30, 2016	
Net Asset Value, Beginning of Period	$8.74	$
Income from Investment Operations:		
Net investment income (loss) (a)(b)	0.09	0.12
Net realized and unrealized gain/(loss) on securities	0.10	(
Total from Investment Operations	0.19	(0.94
Less Distributions:		
Dividends from net investment income	—	(0.10
Distributions from realized capital gains	—	-
Total Distributions	—	(0.10
Net Asset Value, End of Period	$8.93	$
Total Return	2.17%	(9.43
Net Assets, End of Period (000's)	$54,587	$
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (c)		
Gross	1.01%	1.19%
Net	1.01%	1.19%
Ratio of net investment income (loss) to average net assets (b)	1.96%	1.40%
Portfolio Turnover	5%	24%

* Unaudited
** Fund commenced operations June 27, 2013.
*** Annualized.
**** Not Annualized.
(a) Per share numbers have been calculated using the average shares method.
(b) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net federal income or excise tax purposes.
(c) Ratios of expenses to average net assets:
  — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an
  — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(For a share outstanding throughout each period)

	Ordinary Shares		
	For the six months ended September 30, 2016*	2016	201
Net Asset Value, Beginning of Period	$17.03	$18.67	$19.38
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.18	0.23	0.29
Net realized and unrealized gain/(loss) on securities	0.77	(1.60)	(0.80)
Total from Investment Operations	0.95	(1.37)	(0.51)
Less Distributions:			
Dividends from net investment income	—	(0.27)	(0.20)
Distributions from realized capital gains	—	—	—
Total Distributions	—	(0.27)	(0.20)
Net Asset Value, End of Period	$17.98	$17.03	$18.67
Total Return	5.58%	(7.29)%	(2.53)%
Net Assets, End of Period (000's)	$867,011	$932,418	$1,030,64
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.52%	1.52%	1.52%
Net	1.52%	1.52%	1.52%
Ratio of net investment income (loss) to average net assets (b)	2.12%	1.29%	1.55%
Portfolio Turnover	10%	13%	2%

(For a share outstanding throughout each period)

	Institutional Shares		
	For the six months ended September 30, 2016*	2016	201
Net Asset Value, Beginning of Period	$17.00	$18.68	$19.39
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.20	0.27	0.33
Net realized and unrealized gain/(loss) on securities	0.77	(1.60)	(0.80)
Total from Investment Operations	0.97	(1.33)	(0.47)
Less Distributions:			
Dividends from net investment income	—	(0.35)	(0.24)
Distributions from realized capital gains	—	—	—
Total Distributions	—	(0.35)	(0.24)
Net Asset Value, End of Period	$17.97	$17.00	$18.68
Total Return	5.71%	(7.06)%	(2.29)%
Net Assets, End of Period (000's)	$722,792	$697,543	$594,6
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.27%	1.27%	1.27%
Net	1.27%	1.27%	1.27%
Ratio of net investment income (loss) to average net assets (b)	2.32%	1.51%	1.76%
Portfolio Turnover	10%	13%	2%

* Unaudited
(a) Per share numbers have been calculated using the average shares method.
(b) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net federal income or excise tax purposes.
(c) Ratios of expenses to average net assets:
  — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an
  — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(For a share outstanding throughout each period)

	Ordinary Shares		
	For the six months ended September 30, 2016*	2016	2015
Net Asset Value, Beginning of Period	$12.06	$13.35	$13.17
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.17	0.21	0.15
Net realized and unrealized gain/(loss) on securities	0.56	(1.26)	0.17
Total from Investment Operations	0.73	(1.05)	0.32
Less Distributions:			
Dividends from net investment income	—	(0.19)	(0.14)
Distributions from realized capital gains	—	(0.05)	—
Total Distributions	—	(0.24)	(0.14)
Net Asset Value, End of Period	$12.79	$12.06	$13.35
Total Return	6.05%	(7.83)%	2.57%
Net Assets, End of Period (000's)	$259,638	$283,509	$233,185
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.56%	1.56%	1.56%
Net	1.56%	1.56%	1.56%
Ratio of net investment income (loss) to average net assets (b)	2.73%	1.66%	1.15%
Portfolio Turnover	24%	8%	11%

(For a share outstanding throughout each period)

	Institutional Shares		
	For the six months ended September 30, 2016*	2016	20
Net Asset Value, Beginning of Period	$12.07	$13.36	$13.19
Income from Investment Operations:			
Net investment income (loss) (a)(b)	0.18	0.24	0.14
Net realized and unrealized gain/(loss) on securities	0.57	(1.26)	0.21
Total from Investment Operations	0.75	(1.02)	0.35
Less Distributions:			
Dividends from net investment income	—	(0.22)	(0.18)
Distributions from realized capital gains	—	(0.05)	—
Total Distributions	—	(0.27)	(0.18)
Net Asset Value, End of Period	$12.82	$12.07	$13.36
Total Return	6.21%	(7.62)%	2.79%
Net Assets, End of Period (000's)	$272,461	$270,846	$200,1
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (c)			
Gross	1.31%	1.30%	1.31%
Net	1.31%	1.30%	1.31%
Ratio of net investment income (loss) to average net assets (b)	2.97%	1.91%	1.12%
Portfolio Turnover	24%	8%	11%

*   Unaudited
(a)   Per share numbers have been calculated using the average shares method.
(b)   Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net
          federal income or excise tax purposes.
(c)   Ratios of expenses to average net assets:
      — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if an
      — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

1. Organization of the Trust

Pear Tree Funds, (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company management investment company. The Trust currently has six series (each a "Fund" and collectively the "Funds"), each with it

Pear Tree Polaris Small Cap Fund ("Small Cap") seeks maximum long-term capital appreciation.

Pear Tree Quality Fund ("Quality") seeks long-term growth of capital.

Pear Tree PanAgora Emerging Markets Fund ("Emerging Markets") seeks long-term growth of capital.

Pear Tree PanAgora Risk Parity Emerging Markets Fund ("Risk Parity") seeks long-term growth of capital.

Pear Tree Polaris Foreign Value Fund ("Foreign Value") seeks long-term capital growth and income.

Pear Tree Polaris Foreign Value Small Cap Fund ("Foreign Value Small Cap") seeks long-term capital growth and income.

Each Fund is managed by Pear Tree Advisors, Inc. (the ″Manager″), which has deligated some or all of the Management of th

Each of the Funds is a "non-diversified company," within the meaning of the 1940 Act, other than Emerging Markets, which is

As the Trust is an investment company, each Fund accordingly follows the investment company accounting and reporting guid Accounting Standard Codification Topic 946 "Financial Services-Investment Companies".

Each Fund offers two classes of shares, designated as Ordinary Shares and Institutional Shares. The classes differ principally i requirements. Each class of shares represents an interest in the same portfolio of investments of the respective Fund and has ea sentence), redemptions, dividends and liquidation. Ordinary Shares bear distribution (Rule 12b-1) fees and have exclusive vo adopted by Ordinary Share shareholders. There is no distribution plan for Institutional Shares.

At times, a Fund's investments may include investments in industries or industry sectors that are interrelated or have common r political, or regulatory developments or other risks affecting those industries and sectors. To the extent that a Fund is permitte with limited or developing markets, such investments may subject the Fund to a greater degree of risk than in the U.S. market developing markets include political, social or economic factors and may affect the price of a Fund's investments and income generated by these investments, as well as a Fund's ability to repatriate such amounts risks is contained in the Funds' prospectus. Please refer to the Funds' prospectus when considering a Fund's investment risks.

2. Significant Accounting Policies

Each Fund's financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Those other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting year. Actual

The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements accepted in the investment company industry.

Security Valuation

Portfolio securities are valued each business day generally at the last reported sale price on the principal exchange or market on reported sale, the securities generally are valued at the mean between the last reported bid and asked prices. For securities which securities at the last reported bid price. In the event that there is information suggesting that valuation of such securities based value such securities in good faith at fair value in accordance with procedures (the "Valuation Procedures") established by the determination to value such securities at the last reported sales price. Short-term investments that mature in 60 days or less are currencies are translated into U.S. dollars based upon the prevailing exchange rate at the time of valuation. As a result, changes may affect a Fund's net asset value. Because foreign markets may be open at different times than when the New York Stock Exchange shares may change on days when shareholders are not able to buy or sell them. If events materially affecting the values of a Fund's markets and the close of regular trading on the New York Stock Exchange, these investments may be valued at their fair value

The Funds' Valuation Procedures include fair valuation accounting standards that establish an authoritative definition of fair value standards require additional disclosures about the various inputs used to develop the measurements of fair value. These inputs

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that a Fund has the ability to access

Level 2 — Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, e prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment spee

Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available; repre market participant would use in valuing the asset liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including t established in the marketplace, the liquidity of the markets, and other characteristics particular to the security. To the extent th observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, for disclosure purpo value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measure

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in used to value the Fund's net assets as of September 30, 2016:

	Quoted Prices In Active Markets Level 1	
Small Cap		
Common Stock*	$ 87,627,278	
Real Estate Inv. Trusts	12,852,975	
Short Term Investments	9,827,925	
Total	$110,308,178	
Quality		
Common Stock*	$105,893,565	
Depository Receipts	15,550,095	
Short Term Investments	1,802,460	
Total	$123,246,120	

	Quoted Prices In Active Markets	Sig... Ob... ...
	Level 1	I
Emerging Markets		
Common Stock*	$53,645,130	
Common Stock Units	1,055,177	
Depository Receipts	5,043,245	
Mutual Funds	54,690,963	
Preferred Stock	2,006,155	
Real Estate Inv. Trusts	709,780	
Short Term Investments	828,679	
Total	$ 117,979,129	
Risk Parity		
Common Stock*	$36,692,306	$
Common Stock Units	116,035	
Depository Receipts	5,099,878	
Mutual Funds	3,160,014	
Preferred Stock	822,917	
Real Estate Inv. Trusts	250,054	
Short Term Investments	1,260,362	
Total	$ 47,401,566	
Foreign Value		
Common Stock*	$1,400,859,828	$ 73,
Depository Receipts	112,932,018	
Short Term Investments	—	
Total	$1,513,791,846	$ 73,
Foreign Value Small Cap		
Common Stock*	$475,835,653	$ 33,
Preferred Stock	12,769,786	
Short Term Investments	10,629,094	
Total	$499,234,533	$33,1

The following is a reconciliation of Level 3 assets for which unobservable inputs were used to determine fair value.

	Emerging Markets Common Stock	Risk Pari Common S
Balances as of 3/31/2016	$ —	$33,2
Realized gain (loss)	$ —	$ (3,0
Changed in unrealized appreciation (depreciation)	$ —	$ (7,1
Purchases	$ —	$ —
Sales	$ —	$(23,(
Transfer into Level 3	$ 94,325	$ —
Transfer out of Level 3	$ —	$ —
Balances as of 9/30/2016	$ 94,325	$ —

* Refer to Schedule of Investments for breakout by industry or country.

* Transfers between Levels are recognized at the end of the reporting period.

* Emerging Markets Fund transferred $ 6,730,219 out of Level 1 into Level 2 and $ 94,325 out of Level 1 into Level 3 Risk Parity Fund transferred $5,959,706 out of Level 1 into Level 2. Foreign Value Small Cap Fund transferred $3,310,12(Value Funds had no transfers at period end.

The reason for transfers from Level 1 into Levels 2 and 3 were due to inactive pricing of the securities.

* Common stock labeled as Level 2 balance consists of the market value of the associated Level 2 investments in the f

	Emerging Markets	Risk Pa
Banks	$2,430,970	$1,
Biotechnology	—	[illegible]
Chemicals	—	[illegible]
Construction & Engineering	—	[illegible]
Construction Materials		[illegible]
Diversified Financial Services	—	[illegible]
Diversified Telecommunication Services	2,592,834	1,
Electric Utilities	—	[illegible]
Electronic Equipment, Instruments & Components	1,076,794	[illegible]
Food & Staples Retailing	—	[illegible]
Food Products	—	[illegible]
Health Care Providers & Services	—	[illegible]
Hotel, Restaurant & Leisure	—	[illegible]
Industrial Conglomerates	—	[illegible]
Insurance	—	[illegible]
Marine	—	[illegible]
Media	—	[illegible]
Multi Utilities	—	[illegible]

	Emerging Markets
Multiline Retail	$ —
Oil, Gas & Consumable Fuels	1,723,668
Real Estate Management & Development	600,319
Road & Rail	—
Specialty Retail	—
Transportation & Infrastructure	—
Wireless Telecommunication Services	—
	$8,424,585

* Common stock labeled as Level 3 balance consists of the market value of the associated Level 3 investments in the follow

Diversified Financial Services
Leisure Products

The following table presents additional information about valuation methodologies and inputs used for investments that are m September 30, 2016;

Common Stock	Fair Value September 30, 2016	Valuation Methodologies
Emerging Markets	$94,325	Market Comparable
Foreign Value Small Cap	$76,266	Market Comparable

1. In determining certain of these inputs, management evaluates a variety of factors including economic conditions, indu developments.
2. This column represents the directional change in the fair value of the Level 3 investments that would result from a c to the observable input would have the opposite effect.

Offsetting Assets and Liabilities

The Funds have adopted financial reporting rules regarding offsetting assets and liabilities and related arrangements to enable those arrangements on their financial position. During the six month period ended September 30, 2016, the Funds were not sub

The table below shows the offsetting assets and liabilities relating to the repurchase agreement and the securities lending agree

Repurchase Agreements	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position
Quality	$2,511,551	$—	$2,511,551
Risk Parity	55,192	—	55,192

The type and maturity of non-cash collateral in relation to the value of repurchase agreements on the Statement of Assets and

Name	Fund/Collateral Type	Up to 30 Days	30–90 Days
Quality	U.S. Treasury Obligations	$—	$—
Risk Parity	U.S. Treasury Obligations	—	—

Security Lending	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position
Small Cap	$9,219,305	$—	$9,219,305
Quality	1,802,460	—	1,802,460
Emerging Markets	828,679	—	828,679
Risk Parity	1,260,362	—	1,260,362

(a) Collateral for securities on loan is included in the Schedule of Investments.

The type and maturity of non-cash collateral in relation to the value of security lending on the Statement of Assets and Liabilit

Name	Fund/Collateral Type	Up to 30 Days	30–90 Days
Small Cap	Money Market	$9,219,305	$—
Quality	Money Market	1,802,460	—
Emerging Markets	Money Market	828,679	—
Risk Parity	Money Market	1,260,362	—

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires manag reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and exper from those estimates.

Guarantees and Indemnifications

In the normal course of business, the Funds enter into contracts with service providers that contain general indemnification cla[...] is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, base[...] minimal.

Subsequent Events

In preparing these financial statements, the Funds have evaluated events and transactions for potential recognition or disclosu[...] events or transactions that occurred during the period that materially impacted the accounts or disclosures in the Funds' financ[...]

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Dividend income, less [...] except that certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as a Fu[...] reasonable diligence. Distributions received on securities that represent a return of capital or a capital gain is recorded as a re[...] Fund estimates the components of distributions that may be considered nontaxable distributions or capital gain distributions fo[...] basis and includes accretion of discounts and amortization of premiums. In determining the net gain or loss on securities sold, [...] basis. Each Fund's investment income and realized and unrealized gains and losses are allocated among classes based upon th[...]

Repurchase Agreements

The Funds' custodian takes possession of securities collateralizing repurchase agreements through the federal book-entry syste[...] market value of the underlying assets remains sufficient to protect the Funds. The Funds may experience costs and delays in li[...] or enters into bankruptcy.

Counterparty Credit Risk

Some transactions in which a Fund may engage involve instruments that are not traded on an exchange. Rather, these instrume[...] relationships. As a result, a Fund is subject to the risk that the counterparty will not perform obligations under the related contr[...] with counterparties believed by the Fund's investment manager or Sub-Advisor to be creditworthy, there can be no assurance t[...] sustain a loss on a transaction as a result.

The purchase of participatory notes involves risk that is in addition to the risks normally associated with a direct investment in the issuer of the participatory note (i.e., the issuing bank or broker-dealer), which is the only responsible party under the note, participatory note.

Foreign Currency Transactions

All monetary items denominated in foreign currencies are translated into U.S. dollars based on the prevailing exchange rate at denominated in foreign currencies are translated at the prevailing rates of exchange when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from currency gains and investment transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount a exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in ma realized and unrealized gain or loss on investments.

Forward Foreign Currency Contracts

The Funds may enter into forward foreign currency contracts to manage their exposure to fluctuations in certain foreign curren purchase or sell a foreign currency at a future date at a set price. The forward currency contracts are valued at the forward rate is recorded by a Fund as an unrealized gain or loss. When the contract is closed, a Fund records a realized gain or loss equal t it is opened and the value at the time it is closed. In addition to the risks of financial investments mentioned above, risks arise

Spot Foreign Currency Contracts at September 30, 2016:

		Emerging Markets Fund	
Currency to deliver	Local Value	In exchange for	
United States Dollar	21,369	EURO	19,026
United States Dollar	22,286	HUF	6,119,174
United States Dollar	29,055	TRY	87,163

Foreign Value Small Cap			
Currency to deliver	Local Value	In exchange for	
United States Dollar	2,513,813	GBP	1,939,147
United States Dollar	134,190	HKD	1,040,523
Australian Dollar	537,144	USD	408,767
Pound Sterling	42,051	USD	54,346
Hong Kong Dollar	1,363,653	USD	175,844
Norwegian Krone	1,219,869	USD	152,308

Securities Lending

To generate additional income, each of Small Cap, Quality, Emerging Markets and Risk Parity lend its securities to institution ("eSecLending") as its lending agent. Small Cap, Quality, Emerging Markets and Risk Parity may each lend up to 30 percent c Lending Agreements") requiring that the loan be continuously secured. Securities loaned are arranged by eSecLending with ce on behalf of institutional clients. The borrowers are required to provide cash or securities as collateral against loaned securitie borrowings for loans of non-U.S. equities and non-U.S. fixed income securities, and 102 percent of the borrowings for loans c marked-to-market daily. Cash collateral is invested in a registered money market fund.

Risks, such as delay in recovery of lent securities, may occur should the borrower of the securities fail financially or should tl the collateral received. eSecLending provides indemnification insurance via highly rated third party insurers to cover these po

At September 30, 2016, the following Funds had collateral and loans outstanding of:

Small Cap
Quality
Emerging Markets
Risk Parity

Expenses and Class Allocations

The majority of the expenses of the Funds are attributed to the individual Fund and Class for which they are incurred. Expense proportion to the respective net assets of the Funds. Expenses allocable to a Fund are borne pro rata by the holders of both cla will not be borne by the holders of Institutional Shares.

Distribution (12b-1) fees on Ordinary Shares are calculated based on the average daily net asset value attributable to the Ordi
not subject to distribution (12b-1) fees. Shareholders of each class share all expenses and fees paid to the transfer agent, Pear
allocated based on the net assets in each class and the ratable allocation of related out-of-pocket expenses. Income, common e
calculated at the Fund level and allocated daily to each class of shares based on their respective percentage of adjusted net ass

Distributions to Shareholders

Distributions to shareholders are recorded as of the ex-dividend date. Distributions paid by each Fund with respect to each cla
time, and in the same amount, except that Ordinary Shares incur distribution (12b-1) fees while Institutional Shares do not. Dis
are declared and paid annually. Distributions from net realized gains for each Fund, if any, are generally declared and paid an

3. Management Fee, Advisory Contracts and Other Affiliate Transactions

The Funds have entered into a management agreement (the "Management Agreement") with Pear Tree Advisors, Inc. (the "Man
administration of the Funds, including selection and monitoring of the portfolio advisors, is paid monthly based on the average
rate of such fees is 1.00 percent of the average daily total net assets of each of the Funds except for Small Cap and Risk Parity
total net assets.

From January 27, 2011 to July 31, 2013, the Manager had waived a portion of its management fee relating to Quality Fund by a
Quality Fund's average daily net assets if and when the Quality Fund's average daily net assets were up to $100 million, and in
Quality Fund's average daily net assets if and when Quality Fund's average daily net assets equal to or greater than $100 milli
waived or reimbursed Fund expenses relating to Institutional Shares of Quality Fund such that the total annualized fund operat
than 1.00 percent.

Beginning December 1, 2013, the Manager has agreed until July 31, 2017 to waive a portion of its management fee relating to (

0.25 percent of Quality Fund's average daily net assets if and when the Quality Fund's average daily net assets up to and includ
rate of 0.50 percent of Quality Fund's average daily net assets if and when Quality Fund's average daily net assets in excess of
arrangement in its discretion.

Beginning March 18, 2016, the Manager contractually agreed until August 1, 2017 to waive such portion of the management fe

Pear Tree Funds for serving as investment manager to Emerging Markets, such that the aggregate management fee that the Ma
the investment manager of Emerging Markets would be calculated using (a) an annual rate of 0.78 percent if Emerging Market
percent if Emerging Markets net assets are between $300 million and $600 million, and (c) an annual rate of 0.88 percent if E

In addition, under the Management Agreement, the Manager has agreed to reduce its compensation, and if necessary, assume e
expenses of Small Cap individually exceed 2 percent of average net assets for any fiscal year. Small Cap expenses subject to
extraordinary expenses, which include incremental custody costs associated with international securities. Expenses are calcul

For the six months ended September 30, 2016, aggregate management fees exclusive of fee waivers and Fund reimbursements

The Manager has entered into sub-advisory contracts with the following sub advisers (collectively the "Sub-Advisers") to pro
Funds: Columbia Partners, L.L.C., Investment Management (Quality), PanAgora Asset Management, Inc. (Emerging Markets a
Cap, Foreign Value and Foreign Value Small Cap).

For services rendered, the Manager pays to the Sub-Advisers of a Fund a fee based on a percentage of the average daily tot
separately. During the six months ended September 30, 2016, the fees paid by the Manager to the Sub-Advisers of the Funds v

Small Cap	0.25% of the first $100 million and
	0.30% of amounts in excess of $100 million but less than $200 millio
	0.325% of amounts in excess of $200 million of average daily total n
Quality	0.10% of the first $100 million and
	0.08% of amounts in excess of $100 million but less than $250 millio
	0.06% of amounts in excess of $250 million of average daily total ne
Emerging Markets	0.47% of the first $300 million and
	0.50% of amounts in excess of $300 million of average daily total ne
	Effective March 18, 2016:
	0.25% of the first $300 million and

	0.30% of amounts in excess of $300 million but less than $600 millio
	0.35% of amounts in excess of $600 million of average daily total ne
Risk Parity	0.25% of the first $300 million and
	0.30% of amounts in excess of $300 million but less than $600 millio
	0.35% of amounts in excess of $600 million of average daily total ne
Foreign Value	0.35% of the first $35 million and
	0.40% of amounts in excess of $35 million but less than $200 million
	0.50% of assets in excess of $200 million of average daily total net a
Foreign Value Small Cap	0.35% of the first $35 million and
	0.40% of amounts in excess of $35 million but less than $200 million
	0.50% of amounts in excess of $200 million of average daily total ne

The Funds have entered into a distribution agreement (the "Distribution Agreement") with U.S. Boston Capital Corporation (t Agreement, the Distributor receives the distribution (12b-1) fees, that is, 0.25 percent of the average daily net asset value of th

Holders of Institutional Shares pay no portion of the 12b-1 Plan expenses of the Funds and are not entitled to vote on matters i September 30, 2016, the aggregate distribution fees of the Funds were $ 1,842,226.

Transfer agent functions are provided to the Funds by Pear Tree Institutional Services, a division of the Manager (the "Transfe "Transfer Agent Agreement"). The Transfer Agent Agreement provides for base fees that are payable to the Transfer Agent at asset value of each class of shares of the Funds and for reimbursement of out of pocket expenses. During the six months ended $2,039,772.

Pursuant to an Administration Agreement, the Manager provides certain administrative services to the Funds. During the six m agreement were $372,999.

The Trustees have approved reimbursement to the Manager for a percentage of the compensation paid by the Manager to the T September 30, 2016, the Trust reimbursed the Manager for the Chief Compliance Officer's compensation in the amount of $ 1

Custody and fund accounting services are provided by State Street. Custody credits generated by interest earned on un-investe
custodial expenses of the Funds.

For the six months ended September 30, 2016, each Trustee who was not an "interested person" of the Trust, as that term is de
$36,500, and each of the Chairman of the Board's Audit Committee and the Lead Independent Trustee of the Board received a
Trustee who was an interested person of the Trust during that period was paid by the Manager. All fees paid to the Trustees w
respective net assets.

As of September 30, 2016, the market value of all securities of affiliated companies held in Emerging Markets Fund amounted

Name	Share Balance 3/31/16	Purchases	Reinvested	Share Balance 9/30/16	Realized Gain Loss	LT Cap Gain
Risk Parity	5,829,244	229,849	—	6,059,093	—	—

4. Purchases and Sales

During the six months ended September 30, 2016, purchases of investment securities other than U.S. Government obligations a
Markets, Risk Parity, Foreign Value, and Foreign Value Small Cap, were $7,915,369, $16,317,119, $10,338,276, $5,218,457
securities for the Funds were $8,229,091, $21,323,548, $8,246,096, $2,542,035, $172,753,610 and $163,989,115 respectivel

5. Contingent Liability

The Trust maintains a joint fidelity bond with the Funds' Transfer Agent through ICI Mutual Insurance Company ("ICI Mutua
Transfer Agent. Additionally, the Funds have committed to ICI Mutual up to 300 percent of the annual premium, one-third of
recorded as an asset. The remainder is secured with an irrevocable letter of credit.

6. Concentration of Risk

The relatively large investments of Emerging Markets and Risk Parity, and from time to time Foreign Value and Foreign Valu
markets may involve greater risks than investments in more developed markets and the prices of such investments may be vol
changes in these markets may have disruptive effects on the market prices of each Fund's investments and the income they gen

7. Federal Income Taxes

It is the policy of the Funds to distribute all of their taxable income within the prescribed time and otherwise comply with th
to regulated investment companies. Therefore no Federal income tax provision is required.

The tax components of capital shown in the following tables represent: (1) losses or deductions the portfolios may be able to distribution requirements the portfolios must satisfy under the income tax regulations, and (3) unrealized appreciation or depre

Certain Funds had capital loss carryovers at March 31, 2016. The accumulated capital losses noted in the table may be availa
future taxable gain distributions.

| | | | March 31, 20 |
Portfolio	Capital Loss Expires March 31, 2017	Capital Loss Expires 2018	Capital Loss Expires 2019	(N
Small Cap	$ —	$ —	$ —	
Quality	—	—	—	
Emerging Markets	—	18,600,610	—	
Risk Parity	—	—	—	
Foreign Value	73,956,484	131,156,114	10,547,106	
Foreign Value Small Cap	—	—	—	

For the year ended March 31, 2016, no capital losses were utilized.

As a result of the passage of the Registered Investment Company Modification Act of 2010 ("the Act"), losses incurred in fisc
character as short-term or long-term and have no expiration date and are utilized before capital losses incurred prior to the Ac

The Funds recognize the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained
analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related
years 2013-2015, or expected to be taken in the Funds' 2016 tax returns. The Funds identify their major tax jurisdictions as U.
not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will chang

8. Transactions in Shares of Beneficial Interest

Transactions in shares of beneficial interest were as follows:

	Six months ended September 30, 2016	
	Shares	Dollars
Small Cap		
Ordinary Shares		
Shares sold	11,945	$ 263,
Shares issued in reinvestment of distributions	—	
Shares redeemed	(241,051)	(5,375,
Net Change	(229,106)	(5,112,
Institutional Shares		
Shares sold	892	$23,
Shares issued in reinvestment of distributions	—	
Shares redeemed	(4,610)	(119,
Net Change	(3,718)	(96,
Total Net Change For Fund		$ (5,208,
Quality		
Ordinary Shares		
Shares sold	201,674	$ 3,381,
Shares issued in reinvestment of distributions	—	
Shares redeemed	(454,674)	(7,603,
Net Change	(253,000)	(4,221,
Institutional Shares		

Shares sold	17,486	$ 310,
Shares issued in reinvestment of distributions	—	
Shares redeemed	(89,279)	(1,583,
Net Change	(71,793)	(1,273,
Total Net Change For Fund		$ (5,494,
Emerging Markets		
Ordinary Shares		
Shares sold	301,995	$ 5,750,
Shares issued in reinvestment of distributions	—	
Shares redeemed	(403,322)	(7,805,
Net Change	(101,327)	(2,054,

	Six months ended September 30, 2016	
	Shares	Dol
Emerging Markets (continued)		
Institutional Shares		
Shares sold	101,966	$ 2
Shares issued in reinvestment of distributions	—	
Shares redeemed	(62,359)	(1
Net Change	39,607	
Total Net Change For Fund		$ (1
Risk Parity		
Ordinary Shares		
Shares sold	3,036	$
Shares issued in reinvestment of distributions	—	
Shares redeemed	(5,018)	
Net Change	(1,982)	
Institutional Shares		
Shares sold	233,929	$ 2
Shares issued in reinvestment of distributions	—	
Shares redeemed	(78)	
Net Change	233,851	2
Total Net Change For Fund		$ 2
Foreign Value		
Ordinary Shares		
Shares sold	2,412,440	$ 40
Shares issued in reinvestment of distributions	—	
Shares redeemed	(8,945,803)	(151
Net Change	(6,533,363)	(110
Institutional Shares		
Shares sold	3,869,367	$ 65
Shares issued in reinvestment of distributions	—	
Shares redeemed	(4,684,046)	(78
Net Change	(814,679)	(12,
Total Net Change For Fund		$ (122

	Six months ended September 30, 2016	
	Shares	Dollars
Foreign Value Small Cap		
Ordinary Shares		
Shares sold	835,121	$ 10,236
Shares issued in reinvestment of distributions	—	
Shares redeemed	(4,046,095)	(49,695
Net Change	(3,210,974)	(39,459
Institutional Shares		
Shares sold	2,618,263	$ 32,116
Shares issued in reinvestment of distributions	—	
Shares redeemed	(3,801,413)	(46,318
Net Change	(1,183,150)	(14,201
Total Net Change for Fund		$ (53,661

INFORMATION FOR SHAREHOLDERS (unaudited)

Quarterly Portfolio Disclosure

Each Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the firs
Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public F
for more information). For a complete list of a fund's portfolio holdings, you may also view the most recent monthly holdings
Funds' web site at www.peartreefunds.com.

Portfolio Proxy Voting Policies and Information

Information on the Funds' proxy voting policies and on how the Pear Tree Funds voted proxies related to portfolio securities f
without charge online at www.peartreefunds.com and at www.sec.gov. You may also call 1-800-326-2151 to request a free co
policies.

Household Delivery of Fund Documents

With your consent, the Trust may send a single proxy statement, prospectus and shareholder report to your residence for you ar
with the Funds. If you wish to revoke your consent to this practice, you may do so by notifying the Fund's transfer agent, by ph
mailing of separate proxy statements, prospectuses and shareholder reports will begin within 30 days after receiving your noti

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (unaudited)

The Trustees, including the Independent Trustees, oversee the management of each Fund and, as required by law, determine
respect to each Fund and the Sub-Advisory Contract for each Fund.

In connection with their most recent consideration of those agreements for each Fund, the Trustees received and reviewed a su
the Sub-Advisers in response to requests of the Independent Trustees and their independent legal counsel. Throughout their co
advised by their independent legal counsel. The Trustees met with management to consider the agreements, and the Independe
independent legal counsel.

At a meeting held on May 11, 2016, based on the Trustees' evaluation of the information provided by the Manager and the Sub
including all of the Independent Trustees, determined that the overall arrangements with respect to each Fund and the Manager
reasonable in light of the nature, extent and quality of the services provided by the Manager, its affiliates and the Sub-Advisers
the Trustees considered relevant in the exercise of their business judgment. At that meeting, the Trustees, including the Indeper
Management Contract and the Sub-Advisory Contract with respect to each Fund for an additional one-year period, subject to e

In considering the continuation of those agreements, the Trustees reviewed and analyzed various factors that they determined
which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Truste
agreements are discussed separately below.

Nature, Extent and Quality of Services

The Trustees reviewed the nature, extent and quality of the services provided by the Manager and the Sub-Advisers to the Fun
each Fund and the knowledge the Trustees gained from their regular meetings with management on at least a quarterly basis an
addition, the Trustees reviewed the resources and key personnel of the Manager and each Sub-Adviser, particularly noting tho
services to the Funds. The Trustees also considered other services provided to the Funds by the Manager or the Sub-Advisers,
the selection of broker-dealers for those transactions. The Trustees considered the Manager's role as administrator to the Fund
services. The Trustees considered the role of the Manager in monitoring adherence to the Funds' investment restrictions, provi
committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring c
and with applicable securities laws and regulations.

<u>MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (unaudited) (continued)</u>

With respect to Quality Fund, the Trustees also considered the role played by the Manager in selecting investments for the Fur
invest and reinvest Fund assets.

The Trustees, including the Independent Trustees, concluded that the nature, extent and quality of the services provided by the
and consistent with the terms of the Management Contract and the Sub-Advisory Contracts, and that, taking into account steps t
its peers for certain periods, the quality of those services had been consistent with or superior to quality norms in the industry a
provision of those services. They also concluded that the Manager and each Sub-Adviser had sufficient personnel, with the ap
effectively and had demonstrated its continuing ability to attract well-qualified personnel.

Management Fees and Expenses

The Trustees reviewed the contractual investment advisory and Sub-Advisory fee rates payable by each Fund and the Manage
of waivers. As part of its review, the Trustees considered each Fund's management fee, Sub-Advisory fee payable by the Man
effect to any expense caps), as compared to a group of similarly managed funds selected by an independent data provider. The
other than the Funds, and thus they could not consider the comparability of the fees charged and the services provided to each
the Manager. In addition, the Trustees considered the willingness of the Manager to provide undertakings from time to time to
expenses borne by shareholders of such Funds.

With respect to Emerging Markets Fund, the Trustees also considered that the Manager and PanAgora each waived the portion
with respect to that Fund's investment in Institutional Shares of Risk Parity Fund, and that Emerging Markets Fund had adopte
interest that may arise when determining what percentage of Emerging Market Fund assets should be allocated to Risk Parity F

On the basis of the foregoing and other relevant information, and in light of the nature, extent and quality of the services provid
including the Independent Trustees, concluded that the fees and the expense ratio of each Fund compare favorably to the fees a
relation to the services provided.

Profitability

The Trustees reviewed the level of profits realized by the Manager and its affiliates in providing investment advisory and othe
Trustees considered other direct and indirect benefits received by the Manager and its affiliates in connection with their relati

The Trustees, including the Independent Trustees, concluded that the profitability of the Manager with respect to each of the Fu affiliates with respect to its services to the Funds, were reasonable in relation to the services provided.

Performance of the Funds

The Trustees considered the performance results of each Fund over various time periods. They reviewed information compari comparable funds and peer groups identified by independent data providers, and with the Fund's benchmark index. In this rega performance challenges, but performance has recently been improving. The Trustees, including the Independent Trustees, conc good under current market conditions. They also concluded that, although the performance of other Funds lagged that of their p appropriate steps to address those instances of under-performance.

Economies of Scale

The Trustees considered information about the potential for the Manager to realize economies of scale as the assets of the Func advisory fees at a base fixed rate as a percentage of net assets, the actual management fee rate paid by some of the Funds, afte to the mean management fee rate of the Fund's peer group identified by independent data providers. They noted that for those l contractual expense limitations of the Manager, the Manager is subsidizing the Funds because they have not reached adequate economies of scale through the lower charges of third-party service providers that are based in part on the combined scale of a

With respect to Emerging Markets Fund, the Trustees considered that Manager received only limited benefits for that Fund's in waived its management fees from Emerging Markets Fund with respect to that portion of the Fund invested in Risk Parity Func Institutional Class shares of Risk Parity Fund, the Distributor did not receive any 12b-1 fee relating to Emerging Markets Func

Based on all of the information they reviewed, the Trustees, including the Independent Trustees, concluded that the current f rates of fees reflect a sharing between the Manager and the Fund of economies of scale at the current asset level of the Fund.

Other Benefits to the Manager

The Trustees also considered benefits that accrue to the Manager and its affiliates from their relationships with the Funds. The serve the Funds as transfer agent and distributor, respectively, and each receives compensation directly from the Funds for ser Trustees, concluded that, other than the services provided by the Manager and its affiliates

pursuant to the agreements and the fees to be paid by each Fund therefore, the Funds and the Manager may potentially benefit f
also concluded that, among other things, success of any Fund could attract other business to the Manager, and that the success
the Funds.

* * *

After full consideration of the above factors, as well as other factors, the Trustees, including the Independent Trustees, conclu
continuation of the Management Contract and the Sub-Advisory Contract with respect to each Fund for another year was in the

PEAR TREE FUNDS

NOTES

PEAR TREE FUNDS

NOTES

SERVICE PROVIDERS

Manager	Pear Tree Advisors, Inc., 55 Old Bedford Road, Suite 202, Lincoln, MA 01773
Subadvisers	Columbia Partners, L.L.C., Investment Management, 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815 PanAgora Asset Management, Inc., 470 Atlantic Avenue, 8th Floor, Boston, MA 02210 Polaris Capital Management, LLC, 121 High Street, Boston, MA 02110
Distributor	U.S. Boston Capital Corporation, 55 Old Bedford Road, Suite 202, Lincoln, MA 01773
Custodian	State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
Fund Accountant	State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
Transfer Agent	Pear Tree Institutional Services, 55 Old Bedford Road, Suite 202, Lincoln, MA 01773
Independent Registered Public Accounting Firm	Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400 Philadelphia, PA 19103
Legal Counsel	Sullivan & Worcester LLP, One Post Office Square Boston, MA 02109
For Account Information	For Pear Tree Funds information, contact your financial adviser or, if Funds, you can also call 1-800-326-2151. Telephone representatives visit our website, www.peartreefunds.com



PEAR TREE®
FUNDS

55 Old Bedford Road
Suite 202
Lincoln MA 01773

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ITEM 2. Code of Ethics

Not applicable for report period.

ITEM 3. Audit Committee Financial Expert

Not applicable for report period.

ITEM 4. Principal Accountant Fees and Services

Not applicable for report period.

ITEM 5. Audit Committee of Listed Registrants

Not applicable.

ITEM 6. Schedule of Investments

Not applicable.

ITEM 7.   **Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investr**

Not applicable.

ITEM 8.   **Portfolio Managers of Closed-End Management Investment Comp**

Not applicable.

ITEM 9   **Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purcl**

Not applicable.

ITEM 10   **Submission of Matters to a Vote of Security Holders**

Not applicable.

ITEM 11.   **Controls and Procedures**

(a)   The President and Treasurer of the registrant have concluded, based on their evaluation of the effectiv (as defined in Rule 30a-3(c) under the Act) as of a date within 90 days of the filing date of this report on Fo provide reasonable assurance that information required to be disclosed by the registrant in this report on Fo within the time periods specified in the Securities and Exchange Commission's rules and forms.

(b)   There has been no change in the registrant's internal controls over financial reporting (as the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably li financial reporting.

ITEM 12.   **Exhibits**

(a)   Certifications pursuant to Rule 30a-2(a) by the chief executive and financial officers.

(b)   Certification pursuant to Rule 30a-2(b) and Section 906 by the chief executive and financial officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant h undersigned, thereunto duly authorized.

Pear Tree Funds

By /s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: November 18, 2016

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has registrant and in the capacities and on the dates indicated.

By /s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: November 18, 2016

By /s/ Leon Okurowski
Leon Okurowski, Treasurer

Date: November 18, 2016

CERTIFICATIONS

I, Willard L. Umphrey, certify that:

1. I have reviewed this report on Form N-CSR of Pear Tree Funds;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact n circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in a operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and pro Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Compa

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be desig relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting t assurance regarding the reliability of financial reporting and the preparation of financial statements for external purp principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred durin that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the reg equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial i registrant's ability to record, process, summarize, and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in t

Date: November 18, 2016   /s/ Willard L. Umphrey

                        Willard L. Umphrey
                        President

CERTIFICATIONS

I, Leon Okurowski, certify that:

1. I have reviewed this report on Form N-CSR of Pear Tree Funds;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact n circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in a operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and pro Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Compa

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be desig relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting t assurance regarding the reliability of financial reporting and the preparation of financial statements for external purp principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred durin that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the reg equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial r registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in t

Date: November 18, 2016 /s/ Leon Okurowski

Leon Okurowski
Treasurer